UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

2013 ANNUAL REPORT

INTRODUCTION

CONCESSION AREA

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) (the Company) exclusively renders distribution and marketing services of electrical energy to all users connected to the power supply network in the following area: In the City of Buenos Aires: the area defined by Dock "D", street with no name, drawing of the future Coast Highway, which is an extension of Pueyrredón avenue, Pueyrredón avenue, Córdoba avenue, San Martín railroad, General San Martín avenue, Zamudio, Tinogasta, General San Martín avenue, General Paz avenue and Río de la Plata avenue. In the Province of Buenos Aires, it comprises the Districts of Belén de Escobar, General Las Heras, General Rodriguez, former General Sarmiento (which now includes San Miguel, Malvinas Argentinas and José C. Paz), La Matanza, Marcos Paz, Merlo, Moreno, former Morón (which now includes Morón, Hurlingham and Ituzaingó), Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López.

SUPERVISORY AND ADMINISTRATION BODIES – 2013 FISCAL YEAR

Board of Directors

All Edenor S.A.-related decisions are taken by the Board of Directors which, pursuant to the Company’s  By-laws, is composed of 12 regular directors and 12 alternate directors. The term of office of all directors if of one year and they may be re-elected for consecutive periods.

In turn, the Board of Directors assigns specific duties to an Executive Board and to the Audit Committee, both solely composed of members of the Board and the Audit Committee fully composed of independent members in compliance with the criteria set forth in the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, “CNV”) and Sarbanes-Oxley Act (“SOX”).

At the meeting held on April 25, 2013, the Company’s Board of Directors approved the continuance of Mr. Ricardo Torres as Chairman of the Board of Directors.

As a result of certain resignations tendered by regular directors in 2013, none of them untimely nor fraudulent,  alternative directors elected by the respective Class at the General Regular and Extraordinary Shareholders’ Meeting held on April 25, 2013, took office. The following table describes the Board of Directors' list as of 2013 fiscal year closing date, though appointment of a director to replace regular director Marcela Sacavini, who tendered her resignation on December 4, 2013, is still pending as of the date hereof:

Name	Position	Independence
Ricardo Torres	Chairman	Non independent
Gustavo Mariani	Regular Director	Non independent
Edgardo Alberto Volosín	Regular Director	Non independent
Marcos Marcelo Mindlin	Vice-chairman	Non independent
Pablo Alejandro Díaz	Regular Director	Non independent
Maximiliano Fernández *	Regular Director	Independent
Eduardo Luis Llanos*	Regular Director	Independent
Emmanuel Antonio Álvarez Agis	Regular Director	Independent

Eduardo Setti (**)	Regular Director	Independent
Victoria Von Storch*	Regular Director	Independent
Eduardo Endeiza (***)	Regular Director	Independent
Marcela Sacavini(****)	Regular Director	Independent
Diego Martín Salaverri	Alternate Director	Non independent
Jaime Javier Barba	Alternate Director	Non independent
Damián Miguel Mindlin	Alternate Director	Non independent
Leandro Carlos Montero	Alternate Director	Non independent
Daniel Eduardo Flaks	Alternate Director	Non independent
Name	Position	Independence
Mariano Batistella	Alternate Director	Non independent
Diana Mondino	Alternate Director	Independent
Edgardo Adolfo Ruibal	Alternate Director	Independent
Diego Leiva	Alternate Director	Independent
Pablo Damián Martínez Burkett	Alternate Director	Independent

 (*) Members of the Audit Committee.

(**) He took office as regular Director on May 27, 2013.

(***) He took office as regular Director on November 7, 2013.

(****) She tendered her resignation on December 4, 2013, which was accepted by the Board of Directors on January 27, 2014, but acceptance of her substitute is still pending as of the date of this Annual Report.

Supervisory Committee

The Company's Bylaws set forth that its supervision shall be carried out by a Supervisory Committee composed of 3 Regular Auditors and 3 Alternate Auditors, all of whom shall be elected by the shareholders and shall have a term of office of one (1) fiscal year.

Their main duty is to control the lawfulness of the Board of Directors' compliance with the regulations under the Argentine Companies’ Act (Ley de Sociedades Comerciales), the Company’s Bylaws and, if any, the Shareholders’ Meeting's decisions.

Name	Position	Independence
Damián Burgio	Regular Auditor	Non independent
José Daniel Abelovich	Regular Auditor	Non independent
Jorge Roberto Pardo	Regular Auditor	Non independent
Santiago Dellatorre	Alternate Auditor	Non independent
Marcelo Héctor Fuxman	Alternate Auditor	Independent
Fernando Sánchez	Alternate Auditor	Independent

LETTER FROM THE CHAIRMAN

To the Shareholders,

I submit for your consideration the Annual Report, Financial Statements and other documentation for the fiscal year ended December 31, 2013, which are presented by the Board of Directors to be considered by the Company’s Annual Regular Shareholders’ Meeting.

Such documentation discloses the Company’s course of business during its twenty-second fiscal year, which was characterized by worsening of economic and financial difficulties which, as warned in the previous fiscal year, are the result of a rate freeze and the continuous increase in costs, which continue affecting our activity. The period disclosed an accounting income of AR$771,7 million, resulting from application of Resolution 250/13, passed on May 7, 2013 by the Energy Secretariat;  however, operating result is still a deficit. In the fiscal year under consideration, operating deficit amounted to AR$1,619.5 billion.

Said resolution provides for the recognition of a portion of the increase in costs owed to the Company resulting from partial application of the Cost Monitoring Mechanism (Mecanismo de Monitoreo de Costos, MMC)  under the Memorandum of Agreement of the Concession Agreement Renegotiation, offsetting it with all the Company’s debts under the Program for the Rational Use of Electric Power (in Spanish, PUREE) and, in part, with debts owed to CAMMESA by issuing Sale Settlements with Maturity Date to be Fixed that may be used to partially offset debts incurred by the Company with Dispatch Entity. Said mechanism, though not yet implemented as of the date hereof, has full force and effect in these Financial Statements.

This Resolution brought an accounting solution to the Company’s critical situation, with losses using up reserves and fifty percent of the capital stock, driving the Company’s Regular and Extraordinary Shareholders’ Meeting held on April 25, 2013, to resolve on a mandatory capital reduction, as well as a negative net worth disclosed in the interim condensed Financial Statements as of March 31, 2013. Therefore, as a consequence of the passing and application of ES Resolution 250/13 and its extension by ES Note 6852/13 dated November 6, 2013, a amount equal to AR$2,933.1 billion was recognized, which increased net worth and was booked as income this year and its effects were duly posted and recognized in the Company’s Financial Statements as of December 31, 2013 and caused a new Extraordinary Shareholders’ Meeting to be held on December 20, 2013, which reversed said capital reduction.

From the cost increase viewpoint, the impact of payroll increases benefitting own staff and our contractors’ staff which, in the aggregate, represent 80% of the Company’s expenditures, continued to be very significant. In 2013 fiscal year, payroll cost increases reached 39.7%. Another important aspect that continued having impact on cost increases was the authorities’ decision to continue charging the Company, since June 2012, the “Mobile Energy Generation” contracting cost at certain points in the distribution network. This item totaled AR$291,6 billion in 2013.

In spite of the Company’s hard times, the Board of Directors resolved to continue with its ambitious investment plan to preserve the service quality standard and facilities safety and which further permits satisfaction of the ever increasing demand which, in the absence of any price signal, grows approximately 5% p.a. Said plan amounted to, in 2013 fiscal year, a total of AR$1,092.3 billion, thus doubling the investment plan executed in 2012, which totaled AR$544,3 billion. Subsequent to this decision, the National Regulatory Entity of Energy (ENRE) implemented ENRE Resolution 347/12 and creation of FOCEDE and, under said mechanism, income recorded totaled AR$491,5 billion, which we expect to continue strengthening financing of the Company’s multi-year investment plans.

In addition, sale of distribution companies purchased in 2011 was completed with EMDERSA’s spin-off process continuance and sale of the resulting spun-off assets. Then, on February 27, 2013, the Company’s Board of Directors unanimously approved the acceptance of the Offering Letter sent by Servicios Eléctricos Norte BA S.L., whereby the Buyer made an offer to EDENOR to purchase shares which indirectly represent 90% of the capital stock and voting rights of Empresa Distribuidora de Energía Norte S.A. (“EDEN”). In this fiscal year, sale of EMDERSA, EDELAR’s controlling company, to ERSA, a company controlled by Higher Government of the Province of La Rioja, was completed. Finally, all the transaction described above, as recognized by ENRE Resolution 216/13, totaled an income of AR$150 million for the Company, a figure estimated by said resolution based on the analysis made by ENRE’s Economic and Financial Audit and Rate Review Department.

Transactions described in the paragraph above allowed for a reduction by approximately U.S.$80 million of the financial debt, which coupled with the excellent refinancing of the financial debt at 12 years and its significant reduction that begun in 2006 (by restructuring a U.S.$541 million defaulted financial debt) cause, at closing date, financial debt to be cut to U.S.$200,8 billion, allowing to clear up the principal maturity horizon until 2022. Notwithstanding this fact and though interest services thereon were timely paid up to date, if the Company’s income-expenditure structure does not change, this year will find it difficult to continue meeting those commitments without postponing compliance with other obligations qualified as core by the Board of Directors.

As a result of the operating deficit carried by the Company since October 2012, Edenor started to partially postpone payments to CAMMESA for the energy charged to its customers, a situation that was worsened throughout 2013 fiscal year, resulting in a debt with CAMMESA of AR$1,500.6 billion (after deducting offset under ES Res. 250/13 and ES Note 6852/13 amounting to AR$1,152.3 billion). To date, other 21 distributors are subject to the same situation and accumulate a joint debt with the wholesale electric market (Mercado Eléctrico Mayorista, MEM) amounting to about AR$7,000 million plus interest, meaning that Distribution Companies’ debt with CAMMESA was virtually tripled in 2013 fiscal year. By using these funds, the Company was able to expand and execute its investment plan and to face the increasing operating expenses and duly meet the agreed-upon payments of its financial debt. It is important to point out that the difficulties described in the previous paragraphs had a significant impact on the economic-financial equation of Edenor’s Concession Agreement. However, through the partial delay in payments to CAMMESA, the Company was able to meet its obligations towards its customers, while Edenor’s Board of Directors was always aware of their high responsibility as concessionaires of a federal public service. Nevertheless, as CAMMESA is currently the only funding source available to Edenor, its situation depends largely on the continuity of such funding, as to which Edenor’s Board of Directors has no certainties because the Company was again required by ENRE and CAMMESA to settle such debt.

As regards those claims, a response was sent to the regulatory agency with arguments  similar to those of 2012, i.e., dismissing its competence to make commercial demands from the Company regarding third parties, and to CAMMESA, pointing out that the cash deficit preventing the full settlement of the payable to such company is a force majeure case because the Company is unable to approve its rate and thus obtain the revenues required for debt settlement, with the obligation to prioritize the public service concession. This situation was somehow ratified by ES Res. 250/13.  In this sense, it is necessary to warn again that if this situation was reversed adversely and was not offset with a rate readjustment, apart from new cost increases, Edenor’s cash issues will deepen in the short term. In addition, in the event that national authorities did not provide any new solution, Edenor’s shareholders’ equity could become negative once again in the following quarters, which would bring about consequences at a local level and with respect to the listed price at the New York Stock Exchange.

Comments above on the strict compliance with the Company’s obligations are reflected in the outcome of the service transaction, whereby —although the energy demand increased by 4.6% cumulative p.a. during the period— the energy loss remained at reasonable levels and all service quality indicators continue to excel in the country, though their gradual deterioration is being noticed.

Efforts made to keep the service quality referred to in the previous paragraph were reflected in our day-to-day work and were unquestionably evidenced by the Company’s  efficient response to the aftermath of such an extraordinary heat wave pounding the country in December 2013. During said period, the Company was faced with adverse weather conditions only experienced 100 years ago and in which the Company managed to rise to the challenging occasion, as described by the authorities themselves when comparing us with other companies in the industry. We should remind in this regard that by mid-December a heat wave battered the country, with absolutely unusual temperatures hitting the area of concession. In such scenario, EDENOR made all its human and material resources available to tackle the extraordinary weather emergency situation that lasted approximately one month. Due to the force of this weather phenomenon, total residential demand increased by 22% as compared to December 2012 demand, i.e., four times the historic growth average for that month (4.6%) with an extraordinary maximum record during the December 16-22 week, with the largest consumption of energy ever.

Despite all these adverse situations, power outages affecting our area of concession, in no case affected neighborhoods in whole nor were they massive but involved specific cases, blocks, or group of buildings. As of December 30, 2013, EDENOR’s service was back into regular operation and, up to the date hereof, EDENOR’s network has been operating normally with no power outages due to the subsequent heat wave. During the weather phenomenon, the Company acted at top speed to minimize impact on clients, strengthening street personnel with more than 1,000 crews and connected 57 power generator sets to places with the most complex repairs.

Promptitude in acting upon the adverse situation resulted in virtually no demonstrations for blackouts in the Company’s area of concession.  From December 16 to January 8, in EDENOR’s area of concession, 6 street demonstrations (street blockade and cacerolazos [banging on pots and pans]) took place while in the same period in EDESUR’s area of concession, as a simple comparison with a similar company, 116 demonstrations occurred. Furthermore, and as an example of the efficient response offered by our Company, from January 11  to January 14, Edenor made more than 30 low voltage wire replacement in different places of EDESUR’s area of concession, to cooperate with this company’s situation, where long-lasting power outages were already recorded, mostly in Villa Crespo, Villa del Parque, Caballito, Almagro and Balvanera and re-connected more than 3,000 clients of EDESUR while in our area of concession, the service was restored to normal two weeks ago. The chart below, a map of street blockades or demonstrations in the Capital City during said power outage period, pictures the situation described above:

Street blockades or cacerolazos  against power outages in the Capital City from December 16, 2013 to January 8, 2014. Source: radio and TV survey

Actions taken by the Company during this harsh period encouraged many mayors or community heads to send congratulations notes to the Company for its performance in the crisis, and those actions were further complimented by the licensor authorities(1). I further want to congratulate and also on behalf of the Board of Directors all the Company’s employees who clearly expressed, in such an adverse setting, their strong commitment to the licensed utility, and also send our apologies again to our clients as we believe that, beyond our efforts, any power failure causes a detriment to the community we serve. Finally and in relation to this fact, we note that ENRE ordered the Company to compensate users for a total amount of AR$82 million, which is being paid, though an appeal was filed against ENRE’s resolution.

Finally, I would like to thank the Board of Directors of EDENOR, the Statutory Audit Committee as well as the Shareholders for their permanent support in 2013 fiscal year. Once again, I would like to make a special mention and recognition to all Company personnel whose efforts, commitment and professionalism allowed reaching satisfactory operating efficiency indexes notwithstanding exceptional weather phenomena, the uncertainties characterizing our activity and the result of the operating deficit disclosed in the documentation that we submit for your consideration. Said commitment and dedication to service that I emphasize in this thank-you letter, permitted the Company to prove, once again, that it is able to thread its way through such a challenging occasion, affirming its calling to serve and commitment towards its mission.

Ricardo Torres

Chairman

1 See:  //www.telam.com.ar/notas/201312/46306-las-empresas-argentinas-accionistas-de-edesur-deben-asumir-la-responsabilidad-que-les-compete.html

“EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

CALL

GENERAL ORDINARY SHAREHOLDERS’ MEETING

Class A, B and C shareholders of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) are called to the General Ordinary Shareholders’ Meeting to be held on April 29, 2014 at 11:00 am. on first call and at 12:00 am on second call, at Avenida del Libertador 6363, ground floor, City of Buenos Aires, in order to consider the following Agenda: 1°)  Appointment of two shareholders to sign the minutes; 2°) Consideration of the Annual Report, Company’s Financial Statements including General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows,  and Notes to the Financial Statements, and the Company’s Consolidated Financial Statements with its subsidiaries, including Consolidated General Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Statement of Cash Flows,  and Notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2013, Informative Report as required by the Rules of the Argentine Securities and Exchange Commission , Additional Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee, for the fiscal year ended December 31, 2013. 3°) Allocation of profits for the fiscal year ended December 31, 2013. 4°)  Consideration of the Board of Directors’ and the Supervisory Committee’s performance during the fiscal year ended December 31, 2013. 5°) Consideration of compensation payable to members of the Board of Directors and to members of the Supervisory Committee for the fiscal year ended December 31, 2013. 6°)  Appointment of twelve (12) regular directors and twelve (12) alternate directors; seven (7) regular directors and seven (7) alternate directors holding Class A shares, five (5) regular directors and five (5) alternate directors holding Classes B and C shares, jointly. 7°) Appointment of three (3) regular members and three (3) alternate members of the Supervisory Committee, two (2) regular members and two (2) alternate members holding Class A shares and one (1) regular member and one (1) alternate member holding Classes B and C shares, jointly. 8°)  Decision regarding the Certifying Accountant’s fees for the fiscal year ended December 31, 2013. 9°)  Appointment of a Certified National Accountant who shall certify the Financial Statements of the fiscal year under consideration. Determination of fees payable. 10°)  Consideration of the budget of the Audit Committee and the Board of Directors' Executive Board for 2014 fiscal year. 11°)  Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations.

NOTE 1: All Shareholders shall be reminded that Caja de Valores S.A., domiciled at 25 de Mayo 362 (C1002ABH), City of Buenos Aires, keeps records of the Company's book-entry shares. In order to attend the Meeting, they shall obtain proof of the book-entry shares account, such proof being issued for that purpose by Caja de Valores S.A. Moreover, they shall submit such proof for its registration in the Meeting Attendance Registry kept at Floor 12 (Management of Legal Affairs) at the corporate office located at Avda. del Libertador 6363, City of Buenos Aires, by and including April 23, from 09:00 AM to 01:00 PM and from 02:00 PM to 05:00 PM

NOTE 2: In accordance with the provisions of the Rules of the Argentine Securities and Exchange Commission, at the time of the registration to attend the Meeting, the following information of the shareholder shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration data in the case of legal entities with express identification of the Registry where legal entity is registered and its jurisdiction; domicile -specifying its type. Such information shall be provided by the attendee in his/her capacity as the shareholder’s representative.

NOTE 3: Shareholders  shall appear at least 15 minutes in advance to the time scheduled for the Meeting, to furnish the relevant powers of attorney and to sign the Meeting Attendance Registry.”

CHAPTER 1: ECONOMIC CONTEXT AND REGULATORY FRAMEWORK

ARGENTINE ECONOMIC SITUATION

According to officially-released data, real GDP in Argentina would have recorded a 5.1% increase in 2013, representing a rise in figure recorded as GDP during 2012, i.e., 1.9% increase.

Increase in agricultural harvest during the 2012-13 period was 11% higher than that recorded in the previous period, in a context of relatively high international prices of commodities and greater financial stability in global markets (as the result of a steadier environment in Europe and a growth consolidation, though at a slow pace, in the U.S.), was the most important factor driving the economic growth rate acceleration in 2013.

Despite increase in GDP expansion rate, Argentine macroeconomic situation did not manage to be free of uncertainty in recent past. In fact, inflation-related pressures continued, fiscal deficit was deepened and loss of international reserves moved faster, resulting in the Argentine Central Bank (Banco Central de la República Argentina, BCRA) closing 2013 with international reserves levels of around U.S.$30,000,000,000.

ENERGY SECTOR

In the energy generation sector, operative costs and, as a consequence thereof, the monomial market price (see figure below) have slightly increased at an average 8% as compared to those recorded during the previous year, mostly due to a reduced availability of natural gas, which is considered at values lower than alternative liquid fuels, despite a slightly higher hydroelectric supply. Based on these conditions, fuel oil consumption was 2.23 MMTn, gas oil consumption reached 2.59 MMm3 and natural gas and LNG recorded 13.91 MMDm3.

Gas supply for the energy sector was slightly lower than prior year consumption, registering a use of -8%  lower than that of the previous year, thus it is still insufficient to satisfy the demand increase from coal-fired power stations in winter time. As a result of this reduction in internal natural gas supply for energy generation, imports from Bolivia and of LNG increased.

In September 2013, the Energy Secretariat passed Note 5129/13, intended to optimize power generation and fuels dispatching in an effort to cut global costs at country level, considering their actual purchase costs, which essentially results in replacement of liquefied natural gas in steam-turbo groups with domestic coal and fuel oil dispatch. This also means that Dispatch Temporary Surcharge of the Wholesale Energy Market (WEM), divided by monthly demand, has an impact of around U.S.$7/MWh increase (SCTD, operative SC, Cg DemExced) and that cost cutting at country level is approximately MMU.S.$ 63.5 /month.

Oil price recorded a slightly rising trend since 2012, with an average cost of U.S.$98 per barrel for the West Texas Intermediate (WTI),  , exceeding the average cost recorded in the last five years.

As happened in previous years, funding of the WEM was basically feed off by the contributions made by the Argentine Government to the Unified Fund to pay off the negative balance of accounts, which reached AR$25,309,000000 in 2013. It should be noted that this figure resulted from Argentine National Treasury contributions that caused the total accumulated amount to be reduced.

In 2013, new “Sourcing Agreements” between CAMMESA and several companies were signed. It is worth mentioning the agreements executed with certain power stations of the Distributed Energy Generation Program, several co-generators using bio fuels and other Non-Conventional Power Generation. These higher costs continued as non-reflected in the demand but accumulated in the relevant accounts that the Argentine Government paid off with subsidies.

Besides, but under the “Mobile Energy Generation” mode, Energía Argentina S.A. (ENARSA) also connected generator groups of a lower module at certain points of the distribution network of the different energy providers in the country. As opposed to the Distributed Energy Generation mode, as from June 2012, based on Energy Secretariat note No. 3547, higher costs were transferred to distribution companies, while Edenor S.A. paid an annual amount equal to AR$291,6 billion as energy and power overcharges in this respect.

Contribution from the new generation supply continued, a phase dating back to 2008, and 96 MW were added in 2013. The most important ones include Loma Blanca IV Wind Power Plant with the commissioning of two TG of 50 MW, clearly evidencing a significant reduction in the incorporation rate of new generation capacity

REGULATION AND CONTROL

Act No. 25.561, Public Emergency and Amendment to the Exchange Regime Act (Ley de Emergencia Pública y Reforma del Régimen Cambiario), which was passed and enacted in early January 2002, was subject to several extensions of the emergency declaration effective date and its consequences until December 31, 2015 (Act No. 26,896).

During 2009, Edenor S.A. presented the rates proposal requested by the National Regulatory Entity of Energy (ENRE) under Resolution 467/08 (Program for the Comprehensive Rates Revision of Federal Distribution Companies [Programa para la Revisión Tarifaria Integral de las Distribuidoras Federales]) in accordance with the provisions of the Memorandum of Agreement entered into by and between Edenor S.A. and the Renegotiation and Analysis of Utilities Agreements Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) ratified by decree of the Executive Branch No. 1957/06 and the Energy Secretariat Resolution 865/08. During 2010, Edenor S.A. complied with requests for more information from the ENRE on such rate proposal filed by the Company. During 2013, no progress was yet made on this matter, only with Edenor S.A. administrative and court filings claiming ENRE´s progress on this matter.

On November 7, 2011, the Energy Secretariat passed Resolution 1301/11 establishing the seasonal scheduling for summer time, removing subsidies for certain economic activities that, pursuant to the Resolution, are able to deal with real costs to be incurred in order to supply their electric energy demand. This resolution has been extended, and being applied to residential users, classifying them based on their geographical location and types of residence. The modification was exclusively based on energy purchase prices at the wholesale market, thus the Distribution Value Added cost (Valor Agregado de Distribución, VAD) of the Company was virtually unchanged. During 2003, no progress was made on this matter.

On November 23, 2012, the ENRE issued Resolution 347/12 authorizing companies to apply a fixed amount different for each category of users, based on the application of Section 4.2 of the Memorandum of Agreement. It further provides that such amounts be exclusively used in the execution of infrastructure works and maintenance of facilities of each Concession Holder. Funds raised thereunder are deposited in a special account administered by a trust.

As with previous years the Energy Secretariat Resolution 1037/07 remained in full force and effect, having been ratified by the Energy Secretariat Note 1383/08 modifying the allocation of funds derived from the implementation of the Program for a Reasonable Energy Use (PUREE program). Deductions may be made of such funds of: a) any amount Edenor S.A. shall pay as Quarterly Adjustment Coefficient (Coeficiente de Adecuación Trimestral, CAT) established as per Section 1 of Act No. 25,957, for the purpose of the estimation used to determine the total value of the National Fund of Electrical Energy (Fondo Nacional de la Energía Eléctrica, FNEE), and b) any amount deriving from the rates adjustment resulting from applying the Cost Monitoring Mechanism (Mecanismo de Monitoreo de Costos, MMC) under the Memorandum of Agreement, until one or the other item effective passing to rate is recognized, as appropriate.

On May 7, 2013, the Energy Secretariat issued Resolution 250/13 allowing the setoff, until February 2013, of receivables deriving from the MMC adjustment application (only polinomial adjustment application) with amounts due by Edenor S. A. under PUREE and with a portion of the Company’s debts payable to CAMMESA. By means of Energy Secretariat Note 6852/13 dated November 6, 2013, setoffs were extended to September 2013.

The Master Agreement, entered into by and between the Argentine Government, the Province of Buenos Aires and Edenor S.A. which sets forth the parties economic contributions to allow Energy Distribution Companies to provide electrical energy to squatter settlements (category A and B), continued in full force and effect and was renewed for an additional 4-year term as from January 1, 2011. Such renewal was ratified by Resolution 247/12 of the Ministry of Federal  Planning, Public Investment and Services (MINPLAN)  and by Decree No. 507/12 of the Executive Branch of the Province of Buenos Aires.

Enforcement of collateral and eminent domain: As provided for in sections 37 and 38 of the Concession Agreement, and section 22 of the Memorandum of Agreement, the Argentine Executive Branch  may, notwithstanding any other rights it may have thereunder, enforce the collateral furnished by the guarantor (holders of the majority shareholding, Class A shares), that is to say, assume the political rights of those shares and it may immediately sell the shares pledged or sell the majority shareholding, in the following circumstances:

a)      Non-compliance with the provisions of sections 14 and 15 of the Concession Agreement (corporate and operation regime).

b)      In case the Distributor repeatedly breaches its material obligations under the Agreement and after being requested by ENRE to comply with those obligations in a fixed term, it fails to do so.

c)      If the accumulated value of penalties imposed on EDENOR S.A. in the previous period of one (1) year exceeds twenty percent (20%) of its net annual invoicing of taxes and rates.

d)     If guarantors levy or permit a levy on the shares pledged and fail to cancel the levy in the period of time fixed by ENRE.

e)      If the Distributor or guarantors hinder in any manner the sale in an International Public Bidding of the majority shareholding, in the cases set forth in the Concession Agreement.

f)       If any Shareholders’ Meeting of the Distributor approves, with no participation by ENRE, an amendment to the Company’s By-laws or an issue of shares that changes or permits to change the interest of fifty one percent (51%) in the total capital stock represented by Class “A” shares or their voting rights.

g)       If after publishing the tariff scheme under RTI, the Distributor, its shareholders representing, at least, two thirds of the capital stock and its former shareholders fail to file their waivers of rights and withdrawal from actions related to the claims filed under Law 25.561, which partially depends on third parties’ actions.

As a consequence of no favorable responses to the countless steps taken and more than fifty filings made with the administrative and court authorities, claiming compliance by the Concession Power with the Memorandum of Agreement of the Concession Agreement Renegotiation ratified by Decree 1957/06, the Company’s Board of Directors decided to claim compliance at court by filing a contract compliance complaint after exhausting all administrative claims and exercising other court actions (amparos) with no favorable responses. Due to the excessive length of this legal action, a precautionary measure was also filed claiming an expedite restructuring of revenue which ensure proper rendering of the licensed utility while the contract compliance lawsuit is pending.

Notwithstanding the provisions above, as Concession Power, it is entitled, based on the “hecho del príncipe” theory, to decide on the eminent domain of the company, which shall be declared by a national act in compliance with the provisions of Act 21499.

CHAPTER 2

ANALYSIS OF ECONOMIC-FINANCIAL OPERATIONS AND RESULTS

RELEVANT DATA

	Dec 31, 08	Dec 31, 09	Dec 31, 10	Dec 31, 11	Dec 31, 12	Dec 31, 13

Total assets (thousand of AR$)	4.134.630	4.370.741	5.031.730	5.585.499	5.973.782	7.258.096
Total liabilities (thousands of AR$)	2.043.064	2.188.532	2.923.552	4.154.114	5.555.601	6.081.794
Shareholders’ equity (thousands of AR$)	2.091.566	2.182.209	2.108.178	1.431.385	418.181	1.176.302

Property, plant and equipment investments
	335.722	404.310	388.770	430.637	544.308	1.092.342
(thousands of AR$)

Energy sales (in GWh)	18.616	18.220	19.292	20.098	20.760	21.674
Energy sales (in GWh)
	14.916	14.599	15.401	15.941	16.499	17.300
- excluding tolls
Energy purchases (in GWh)	20.863	20.676	22.053	23.004	23.934	24.902
Energy losses	10,77%	11,88%	12,52%	12,63%	13,26%	12,96%

Total clients	2.534.547	2.601.643	2.659.215	2.691.331	2.725.641	2.772.893

Total employees (own staff)	2.487	2.691	2.687	2.836	2.966	3.563

Energy sales (thousands of AR$)	2.000.198	2.094.345	2.205.396	2.273.260	2.937.625	3.393.759
Energy sales (thousands of AR$)
	1.885.711	1.959.054	2.063.867	2.159.803	2.721.967	3.231.464
- excluding tolls
Net income/(loss) (thousands of	123.115	90.643	(74.031)	(304.057)	(1.016.470)	771.739
AR$)
Average sale price (AR$ /KWh)	0,1075	0,1149	0,1143	0,1150	0,1389	0,1566
Average sale price (AR$/KWh)	0,1264	0,1342	0,1340	0,1355	0,1650	0,1868
- excluding tolls
Average gross margin (AR$/KWh)	0,0554	0,0605	0,0593	0,0589	0,0512	0,0620

NOTE: monetary figures are denominated in constant currency as provided for by CNV Standards.

ANALYSIS OF THE FINANCIAL AND EQUITY CONDITION

Edenor S.A.'s comparative assets and liabilities structure for fiscal years ended December 31, 2013 and 2012 is as follows (amounts in AR$ million):

	2013 - Consolidated	2013 – Basic	2012 - Consolidated	2012 - Basic
Current assets	1,869	1,869	1,484	1,011
Non-current assets	5,389	5,389	5,388	4,962
Total Assets	7,258	7,258	6,872	5,973

Current liabilities	3,283	3,283	2,282	1,743
Non-current liabilities	2,799	2,799	4,101	3,812
Total Liabilities	6,082	6,082	6,383	5,555
Shareholders’’ equity	1,176	1,176	489	418
Total Liabilities and Shareholders’ equity	7,258	7,258	6,872	5,973

In the fiscal year ended December 31, 2013, total assets increased 21.51% from AR$5,973 to AR$7.258 billion. This net increase was due to a significant increase in Property, Plant and Equipment and Other Receivables, partially offset with a decrease in interest in subsidiaries.

Investments made during fiscal year ended December 31, 2013 totaled AR$1,093.3 billion, exceeding investments made in 2012, which totaled AR$544.3 billion. This increase results from the enforcement of the investment plan established by Edenor S.A. through FOCEDE.

An increase of 9.49%, from AR$5.555 to AR$6.082 billion, in Liabilities was recorded. The leading cause of such increase a significant increase in trade debts offset with a inferior decrease in other debts resulting from offset of PUREE with credit under MMC.

The comparative fundraising or fund allocation structure for 2013 and 2012 fiscal years is as follows (amounts in AR$ million):

	2013 – Consolidated	2013 – Basic	2012 - Consolidated	2012 – Basic
Funds raised through operational activities	1,584	1,512	539	305
Funds allocated through investment activities	(1,257)	(1,140)	(590)	(262)
Funds allocated through funding activities	(177)	(203)	(28)	(81)
Total funds allocated during fiscal year	150	169	(79)	(38)

In the fiscal year under analysis, an increase in cash flows (Cash + Investments not exceeding three months) of AR$169 million was recorded. Such increase was mainly derived from cash flows used in operational activities.

INVESTMENT

Investment made during 2013 reached AR$1,092.3 billion, as the Board of Directors expressly provided that its execution be prioritized over other expenditures in an effort to maintain the licensed utility rendering in safe conditions.

It is worth noting that the recovery at the investment level remained constant as compared to those years prior to 2002 crisis, even considering that during the year, restrictions on availability of resources, as a consequence of the freeze on rates and the increase in costs, continued to be applicable.

Energy demand grew 4,05% (24,902 GWh in 2013 compared with 23,934 GWh in 2012) and the maximum energy demand increased 6,63% (4.747,7 MW in 2013 compared with 4452.7 MW in 2012).

To meet this increase in demand, most of the investment was applied to the increase in the facilities structure, existing installations reinforcement and to the connection of new supplies. Edenor continued its efforts to keep fraud and delinquency indicators at efficient levels and the quality standard of service and products. Besides, important investments were made to protect the environment and ensure safety in public thoroughfare.

From a comparative viewpoint, it is noticed an increase in the level of investments in 2013, with respect to investments made in 2012, which totaled AR$544.3 billion, as a result of the application of funds managed by the FOCEDE trust, created by Resolution 347/12.

Those investments are described in the relevant paragraphs.

Amounts of investments made are specified in the following charts. They are broken down based on allocation and activity

Item	Amounts in AR$ million
Distribution	669,0	61%
Transfers	342,6	31%
Computers, transportation and office equipment/tools	60,5	6%
Replacement-specific materials	20,2	2%
Total	1,092.3

Investments by activity

Item	Amounts in AR$ million	%
New Supplies	247,4	22%
Network Structure	589,9	53%
Network Improvement	109,4	10%
Energy Recovery	37,7	4%
Legal Requirements	17,9	2%
Telemonitoring and Telecommunication	9,3	1%
Systems, real property, office equipment/tools, etc.	60,5	6%
Replacement-specific materials	20,2	2%
Total	1,092.3

The most significant works performed during 2013 were the following:

-          New Supplies:

New supply requests were connected, and power increase requested by the customers was further provided.

-          Transmission Structure

        The following works were performed:

•    Start of enlargement works in Rodriguez Substation 220/132 kV 2 x 300 MVA.

•    Start of new electroduct of 132 kV Rodriguez Substation – Malvinas Substation and Rodriguez Substation – Pilar Substation.

Sub-transmission Structure

The following works were performed:

•        Completion of enlargement of Agronomía Substation 132/13,2 kV - 3x40 MVA.

•        Completion of El Cazador Reduction Center 33/13,2 k V 2 x 14 MVA.

•        Enlargement of Catonas Substation 132/13,2 kV 2 x 40 MVA to 2 x 80 MVA; Replacement of 40 MVA transformers with 80 MVA transformers.

•        Enlargement of Tortuguitas Substation 132/13,2 kV 2 x 40 MVA to 2 x 80 MVA. Replacement of 40 MVA transformers with 80 MVA transformers.

•        New San Alberto Substation 132/13,2 kV – 2x40 MVA. Stage 1; Assembly of a 132/13,2 kV transformer and Medium Voltage Mobile Unit.

•        New José C. Paz Substation 132/13,2 kV 1 x 40 MVA

•        Enlargement of Malvinas Substation 33/13,2 kV – from 2x14 MVA to 2x20 MVA.

•        Start of enlargement of Benavídez Substation 132/13,2 kV 2 x 40 MVA to 3 x 40 MVA.

•        Start of new Manzone Substation 132/13,2 kV 2 x 40 MVA.

Distribution Structure

The following works were performed, among others:

-      53 new feeders in new and existing Substations: San Justo, Luzuriaga, San Alberto, Agronomía, Melo, Munro, Nordelta, Catonas, Pantanosa, Malaver, Ciudadela, Rotonda, Maschwitz, Benavidez, Bancalari, Matheu and Tecnópolis.

-          Sealings between Medium Voltage feeders in various substations.

-          310 new medium/low voltage conversion centers and 390 power increases in existing centers which increase the installed power to 242 MVA.

Network Improvement

Improvement was made in all voltage levels, and the most significant ones are described below:

•    High Voltage: Switches of 132 kV and 220 kV were replaced. Medium voltage board protections were fitted in different substations and 132 kV wire protections were replaced.

•    Medium Voltage: Medium voltage switches were replaced at substations and internal arc protectors have been installed in medium voltage boards. Moreover, an important replacement of outdated technology underground network was made, medium/low voltage transformers were replaced as well as equipment in medium voltage centers.

•     Low Voltage: Underground and air networks were replaced. Network which had product quality problems was also reinforced

-          Telecommunication and Telemonitoring

Installation of new radio-link systems and existing radio-link systems adjustment with state-of-the-art equipment with increased capacity aimed at meeting the main telecommunication network transportation needs were continued.

The new corporate network was installed and put into service, which enables the provision of new services and assists the IT area in its developments, extending transportation capacity to support new IT applications and implementing voice and video services with a better quality of service.

The Company continued installing the video surveillance and access control system in new Substations and Domo cameras to telemonitor actions in sectionalizers.

Regarding telemonitoring, the air and underground medium voltage network telemonitoring process was strengthened in conversion centers and air networks, for the purpose of minimizing service reset times.

Total amount of historic investment made by Edenor since it started business in 1992 to date totals AR$5,297,000,000.

FINANCIAL DEBT

Financial Debt

As of December 31, 2013, the Company's total financial debt was equal to AR$1,350500,000, including AR$40,200,000 as accrued interest.

As compared to the previous year, financial debt, net of current investment and cash, decreased by AR$325,700,000 (-24%) as a result of Notes repurchased and received as debt repayment, held as treasury stock by Edenor and the Trust created for EDEN’s sale and of higher cash needs to satisfy the transaction requirements in a setting of restrictions on banking financing.

On May 7, 2013, the last payment of interest and principal amortization was made for Notes maturing in 2013 issued in Pesos at BADLAR floating rate of 6.75%.

The current debt profile has an average term of approximately 8.4 years and an average estimated rate of 9.8%. Virtually all Edenor S.A.’s financial debt is denominated in U.S. dollars, thus the Company is exposed to any changes in exchange rate, with the resulting impact on income and cash flows.

After December 31, 2013, the economic scenario of the Company’s business was adversely affected by the acceleration in the Argentine Peso devaluation, a circumstance impacting on the Company’s future results and cash flow, mainly in relation to interest repayment, as principal maturity terms are longer. It is not possible to foresee future performance of the exchange rate neither that of other Argentine economy factors that may have an impact on the Company’s economic and financial condition, as explained in Note 1 to the Company’s Financial Statements.

Outstanding financial debt breakdown is shown in the following chart, net of Notes due 2022 and Notes due 2017 that the Company holds in its portfolio and in the portfolio of the Trust under EDEN’s sale:

As shown in the chart above, the Company’s principal maturity terms are comfortably long, thus creating a solid and healthy principal structure.

Deterioration of Cash Flows results from the delay in updating rates and an uninterrupted increase in costs and the need for greater investments to satisfy the demand steady growth. Despite the fact that, in 2013 fiscal year, recognition under MMC retroactively applicable to the November  2007 -  September 2013 period had a favorable impact on the Company’s operating profit, it did not entail an increase in cash flow, but only a partial reduction in the debt payable to CAMMESA. This situation and the results have an adverse impact on the Company’s financial ratios.

Recovery of the economic equation of Edenor S.A. basically depends on the possibility to obtain rate increases or other mechanisms the regulatory authority may determine, which recognize real variation in costs arising out of the Licensed Utility rendering.

Considering that fulfillment of actions outlined to reverse the negative trend experienced in 2013 fiscal year depends on the occurrence of certain events beyond the Company’s control, the Board of Directors believes that there is a certain degree of uncertainty as regards the Company’s financial capacity to comply with the obligations inherent to its ordinary course of business.

Repurchase of Notes

In accordance with the provisions on purchase and sale of AESEBA – EDEN’s assets, the trust purchased Edenor’s Notes due 2017 and 2022 for U.S.$10,000,000 and U.S.$50,300,000, nominal value, respectively.

On October 4, 2013, Pampa Energía S.A. repaid the balance under EGSSA’s sale with Edenor’s Class 9 Notes due 2022 for a nominal value of U.S.$10,000,000.

In addition, in 2013, the Company purchased, in different transactions, at market prices, Class 9 Notes due 2022, for a nominal value of U.S.$4,140,000.

As of 2013 year-end, the outstanding principal of the financial debt denominated in U.S. dollars, net of Notes repurchased and held in portfolio by the Company and the Trust created in connection with EDEN’s sale, reached U.S.$208.900.000

Funding Sources

2013 fiscal year was characterized by a sharp limit on access to borrowings, for the energy sector in general, and for the Company in particular, mainly due to the economic-financial situation and deterioration of its financial rations as mentioned above.

However, despite the situation described above, Edenor S.A. has complied with all its financial obligations, repaying principal of and interest on the loan undertaken with Banco de la Provincia de Buenos Aires and principal of and interest on Notes at their maturity dates, both denominated in Argentine Pesos and in U.S. dollars.

Company's Risk Rating

On December 23, 2013, Standard & Poors Ratings Services affirmed the ratings of the Global Notes Program of up to US$600,000,000 with final maturity in 2016, of the Notes for US$220,000,000 with final maturity in February 2017 and of Notes for US$300,000,000 with final maturity in 2022 of Edenor S.A. in CCC – in global scale and raCCC+ in national scale, upkeeping the downward trend.

Edenor’s “raCCC+” ratings mostly incorporate the high political and regulatory risk in Argentina, the Company’s limited flexibility, exposure to any risk currency mismatch (as its debt is largely denominated in U.S.dollars while funds are domestically generated in Argentine pesos) and high investment levels required to satisfy the ever increasing energy demand. Due to growing operative and administrative costs in a rate freezing scenario, Standard & Poors expects the Company to continue reporting negative levels of EBITDA and domestic generation of funds. Consequently, it believes there is a significant degree of uncertainty as regards the Company´s financial capacity to meet its financial obligations in due time during the next six to twelve months.

In turn, on December 20, 2013, Moody’s Latin America maintained for Edenor in Caa3 rating in global scale and in Caa3.ar rating in national scale, both with a negative outlook, to all series issued by the Company. In addition, it maintained shares rating in category 4.

Negative prospects reflect Moody's viewpoint, in the sense that, though from an accounting standpoint in the second quarter 2013, the Company managed to revert the prior net worth negative condition, if the rate freezing is not dealt with by the Argentine Government or by regulatory entities, the downward trend in operative margins and negative generation of cash of Edenor S.A. will cause the Company’s operations to be unsustainable. Edenor has succeeded in meeting everyday cash needs only by cutting its energy payments to CAMMESA. In addition, as Edenor´s funds are generated in Argentine pesos while its bonds are denominated in U.S.dollars, its financial profile may be largely and adversely affected by a significant devaluation of the Argentine peso, which could also exert pressure towards ratings downgrades.

ANALYSIS OF FINANCIAL RESULTS

Comparative income/loss structure of fiscal years ended December 31, 2013 and 2012 is as follows (amounts in AR$ million):

	2013 – Consolidated	2013 – Basic	2012 – Consolidated	2012 – Basic
Ordinary operational income/(loss)	1.395,84	1.394,47	(710,49)	(708,42)
Financial and holding income/(loss)	(490,89)	(490,77)	(318,58)	(313,32)
Other income and expenditure	(81,20)	(81,01)	(117,95)	(117,86)
Ordinary net income/(loss)	823,75	822,69	(1.147,02)	(1.139,60)
Income tax	44,12	45,55	116,71	116,71
Discontinued transactions	(95,11)	(96,50)	16,90	6,42
Third parties’ interest	(1,02)	-	(3,06)	-
Net income/(loss)	771,74	771,74	(1.016,47)	(1.016,47)

Regarding fiscal year ended December 31, 2013, Operational Income/Loss has significantly increased, from AR$708,4 million loss in 2012 to AR$1,394,5 billion profit in 2013. The main underlying factor for such increase is the partial recognition of higher costs of MMC, by means of ES Resolution 250/13 and SE Note 6852/13, which have a merely accountable effect and fail to counteract the AR$1,619.6 billion operating deficit.

From an operational standpoint, it is worth noting the particular progress of certain line items:

▪  As explained below, energy purchases have increased by 4.04% as compared to the previous year.

▪  As explained below, energy losses have slightly decreased compared to the level recorded in the previous year (12.96% in 2013 vs. 13.26% in 2012) according to TAM.

▪  Delinquency level expressed as days equal to invoicing increased from de 10,82 days to 11,23 days.

Regarding financial results, they experienced a significant increase, from a loss of AR$313,3 billion during 2012 fiscal year to an AR$490,8 billion loss in the year under analysis. This variation is mainly explained by the exchange rate difference income/(loss) derived from assets and liabilities and increase in lost commercial interest, partially offset with the recognition of earned financial interest accruing on MMC and PUREE offset.

Net revenue recorded during the 2013 fiscal year was AR$771.7 billion, mainly influenced by recognition of higher costs through SE Resolution 250/13 and SE Note 6852/13, partially offset with the increase in transmission, distribution and marketing operating expenses. However, the operating deficit for the year amounted to AR$1,619.6 billion.

MAIN ECONOMIC RATIOS

The following scheme reflects the Company main economic ratios as compared to the previous year and their estimation formula:

RATIOS		2013 - Consolidated	2013 – Basic	2012 - Consolidated	2012 – Basic

Liquidity	Current Assets	0.57	0.57	0.65	0.56
	Current Liabilities

Creditworthiness	Net worth	0.19	0.19	0.07	0.08
	Total Liabilities

Long-term	Non-current Assts	0.74	0.74	0.78	0.83
capital investments	Total Assets

Ordinary profitability	Ordinary Profit/ (Loss) before taxes	204%	204%	(80) %	(79) %
before taxes	Net worth excluding fiscal year results

If the rate-related situation existing at the time of preparing this Annual Report continues, together with the increase in costs related to the actual rendering of the Utility Service under Concession, the Board of Directors believes that the economic and financial situation will continue worsening, and that it would be reasonable to expect a deterioration in economic and financial ratios for the future fiscal year.

ALLOCATION OF INCOME(LOSS) FOR THE YEAR

Item	Amount in AR$ million
2013 fiscal year loss	771,74
Unappropriated Retained Earnings for 2013 fiscal year	771,74

The Board of Directors’ compensation shall be fixed by the Shareholders’ Ordinary General Meeting that approves this Annual Report and Financial Statements.

RATES

During 2013, the Public Emergency and Exchange Regime Reform Act No. 25,561 (Ley de Emergencia Pública y Reforma del Régimen Cambiario, Ley N° 25.561) enacted on January 6, 2002 was extended again, rendering unenforceable any dollar-based  adjustment covenants and the indexing provisions set forth in Edenor S.A.'s Concession Agreement.

In 2013, an approximate average of 268,000 customers continued to be exempted from the rate scheme enforced by ENRE Resolution 628/08. These beneficiaries had to pay the rate schemes in force immediately before those mentioned above. i.e., those approved by ENRE Resolution No. 324/08.

During 2013, Energy Secretariat Resolution 1301/2011 was applied by Edenor S.A. to clients with no subsidies, who paid an average monomial price of Argentine Pesos three hundred and twenty megawatts/hour (AR$320/MWh).

Application of said Resolution did not change the effects on the Company´s VAD.

On May 7, 2013, by means of ES Resolution 250/13, the amounts owed to Edenor S.A. as MMC (including interest) and debts incurred by Edenor S.A. under PUREE (including interest) were assessed, both up to February 2013.

In addition, said Resolution instructs CAMMESA to prepare sale settlements with maturity date to be fixed for an amount equal to the MMC receivable surplus less PUREE debt (including interest), and authorizes CAMMESA to receive said sale settlements with maturity date to be fixed as partial repayment of Edenor S.A.’s debt with CAMMESA up to the date of Resolution.

As of the date of this Annual Report, CAMMESA has prepared no sale settlement.

On May 27, 2013, Edenor filed a request for approval with ENRE regarding the application of MMC14 pursuant to Exhibit I of the Memorandum of Agreement, for the November 2012-April 2013 period, for a value of 6.951% that should have been applied since May 1, 2013.

In 2013, ENRE authorized Edenor S.A. to apply to clients with subsidies the same two rate schemes applied in June and July 2009, 2010, 2011 and 2012 as well as in August and September 2009, 2010, 2011 and 2012 to the same months in 2013. These schemes were in line with those applied under ENRE Resolution 433/09, Exhibit I and IV. The application of these schemes was aimed at reducing the impact on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh due to the electrical energy consumption increase registered during winter time. Edenor continued breaking down the floating charges of all invoices, identifying amounts subsidized and not subsidized by the Argentine Government. On the other hand, these rate schemes led to the modification of the additional charges value to be applied by PUREE within the same enforcement period. Changes in rate schemes had no effect on the Company’s VAD.

As of October 1, 2013, the October 2008 rate scheme was applied once again as provided for in ENRE Resolution 628/08.  Variable cost of all invoices continues to the broken down in amounts subsidized and non-subsidized by the Argentine Government.

On November 19, 2013, Edenor S.A. filed a request for approval with ENRE regarding the application of MMC15 pursuant to Exhibit I of the Memorandum of Agreement, for the May 2013-October 2013 period, for a value of 7,902% that should have been applied since November 1, 2013.

During 2013, ENRE Resolution 347/12 continued to be enforced, which applies a fixed amount different for each rate category, to be separately reflected in the users invoices, only except for those clients exempted to pay the rate scheme approved by ENRE Resolution 628/08.

These amount continued to be deposited in a special account and are exclusively used in the performance of infrastructure and maintenance works in the Company’s concession area and administered by the FOCEDE.

Since 2003, performance of average rate, consumer and wholesale price index, salary variation ratio and the VAD were subject to the following variations:

	December 2012	December 2012	Variation %
Average rate (AR$/MWh)	68.9	129.0	87%
Consumer Price Index (indec)	68.1	166.8	145%
Wholesale Domestic Price Index (IPIM) (indec)	22.7	688.9	195%
Salary Variation Ratio (indec)	20.3	146.6	621%
		VAD	64%

In the same period, monthly operating expenses by client increased from AR$7.18 in 2003 to AR$70.4 in 2013.

The following charts picture a comparison of Edenor S.A.’s residential and industrial rate, with and without subsidies, with the energy rate applicable by other countries:

Residential Rate Share in the Market

Consumption 275 kWh/month

Edenor rates applicable at December 2013

Values include all taxes

U.S.$ Cents/kWh. Exchange rate used U.S.$1 = AR$6.518

Edenor Industrial Rate Share in the International Market

Consumption: 1095 MWh/month Maximum demand 2.5 MW in MV

Edenor rates applicable at December 2013

Values include taxes, except for VAT

U.S.$ Cents/kWh. Exchange rate used U.S.$1 = AR$6.518

Although the Company has, on several occasions, requested the administrative authorities for the application of the MMC and the start-up of the Comprehensive Rate Review process (proceso de Revisión Tarifaria Integral, RTI), both processes are delayed. This results in the delay in the restoration of economic and financial equation of the Concession Agreement. In the event those delays continue as regards the rate redefinition, plus the higher costs inherent to the economic circumstances of the utility service under concession, the Board of Directors believes that the situation would lead to expect negative cash flows and operation results as well as deterioration in financial ratios for the future fiscal year.

Notwithstanding the paragraph above, and though recovery of the economic equation of the Company basically depends on the possibility to obtain the rate increases contemplated in the Memorandum of Agreement, until then, coverage of operation expenses and compliance with the investment plan will depend on the actions the Company may implement to obtain the necessary financial resources.

Among other measures taken and seeking for recognition of resources under the Memorandum of Agreement, the Company filed administrative resources before the Ente Nacional Regulador de la Electricidad, the Energy Secretariat and the MinPlan which were only resolved in part by ES Res. 250/13. As a consequence of this partial resolution with responses expected to the countless steps and many filings made with the administrative and court authorities, claiming due compliance by the Concession Power with the Memorandum of Agreement of the Concession Agreement Renegotiation ratified by Decree 1957/06, the Company’s Board of Directors decided to claim its compliance at court by filing a contract compliance complaint after exhausting all administrative claims. A precautionary measure was also filed claiming an expedite restructuring of revenue, allowing to ensure the licensed utility while the contract compliance lawsuit is pending.

ENERGY PURCHASE

During 2013, energy purchase for Edenor S.A.'s own customers, including large users, reached 24,902 GWh, representing 4.04% increase in demand as compared to 2012. It should be noted a new rise in demand as opposed to the slight demand reduction recorded last year.

With Energy Secretariat Resolution 2016/12, the Seasonal Scheduling for the November 2012- May 2013 period was approved and all provisions related to the application of energy and power prices to distribution companies purchasing at a seasonal prices were modified, setting aside once again now in 2013 the structuring of energy prices based on the different segments of demand, power charges and the consideration of a differentiated price increased by losses in excess of those recognized in the relevant Concession Agreement, and replacing it with a single monomial price system providing for the breakdown based on price and losses categories in effect in October 2012.

In 2013, Energy Secretariat Resolution 408/13 was passed, providing that seasonal prices to be paid under demands satisfied by Edenor must be in line with and according to the situation existing in winter period, and compatible with the payment capacity of the different sectors in society in the residential category of the Company’s rate schemes and, to that end, it provided for the application of new seasonal reference prices, applying to June and July a purchase price with a higher subsidy, resulting in a price of AR$80.99/MWh and AR$81.89/MWh for August and September, and AR$83.98/MWh for all other months.

Due to the lack of rate resources, it was impossible for the Company to pay the energy purchase turnover in full, thus incurring in a debt with CAMMESA which, as of December 31, 2013, totaled AR$1,842.5 billion not including surcharges nor interest, said amount does not include the offset provided for by ES Resolution 250/13 and ES Note 6852/13.

Edenor S.A. purchased all the energy at the seasonal market at an average annual price of 106 AR$/MWh.

The following graphic shows the average purchase price variation for Distribution Companies since 2001:

SEASONAL MARKET PRICE [AR$/MWh]

Market Price Growth [%]

ENERGY LOSSES

As regards the energy recovery reduced plan proposed for 2013, some actions planned for R1 and R3 were carried out in four concession areas, though not all the actions scheduled for R2 were materialized.

The Floating Annual Rate (Tasa Anual Móvil, TAM) of total losses (technical and non-technical) in 2013 reached 12.97%, i.e., 0.29 percentage points below that of 2012 (13.26%).

In winter, several types of home-manufactured appliances used for heating and supplying hot water continued to be used in deprived homes with no access to the natural gas network. The massive and simultaneous use of such appliances during winter causes a greater energy demand to the network.

Particularly in areas such as Morón and Pilar, new deprived homes are identified as well as the expansion of existing ones. Energy theft by these deprived homes was the most important factor in the increase of total losses. In second place, the reduced number of actions, conflicts with unions held over time and some problems caused by the change in the commercial system, adversely influenced the target sought.

Throughout 2013, the Company continued working closely with its legal advisors to criminally report the most significant fraud cases by non-deprived clients and to re-define new technological criteria to reduce the facilities vulnerability. New prepaid meters and other with reading and remote cut meters were developed. Field tests were satisfactory.

Regarding energy recovery, 2,310 clandestine customers and 4,038 inactive customers were standardized, representing an increase of 948 standardized clients as compared to 2012. In addition, 88,400 R1 meters inspections were conducted with 57% effectiveness resulting in 53,500 small dwellings being shielded and made suitable, and networks and connections being standardized.

Certain anti-fraud inspections were carried out in deprived neighborhoods and malls.

The following figure depicts the annual rate progress of energy losses since the beginning of Edenor S.A.'s management.

ENERGY LOSSES ANNUAL RATE (%)

DELINQUENCY MANAGEMENT

During 2013, the delinquency balance expressed in equivalent invoicing days increased from 10.5 days to 10.

The delinquency balance was adversely affected by the preliminary injunction served on Edenor S.A. in January 2009 in legal action No. 15/09 filed by Ombudsman. Such injunction prevents Edenor S.A. from taking delinquency-related actions based on the interruption of supply to those residential customers (R1) with a consumption exceeding 1,000 kWh on a bi-monthly basis and with a delinquency status for being reluctant to pay rate increases; considering that the new rate scheme had the greatest increase level on consumption exceeding 1,000 kWh, this injunction altered normal development of collections.

In addition, since late 2012 and early 2013, the new commercial system for R1 and R2 clients was put into practice and while being implemented, no delinquent accounts collection actions were taken. This had an adverse impact, particularly on first part of the year.

During all 2013, a comprehensive plan continued aimed at dealing with any rise in delinquency cases with alternative actions which did not interfere with the preliminary injunction imposed on Edenor.

Such actions included:

•     Special payment reminders to encourage delinquent customers to pay.

•     Customized telephone calls to negotiate and encourage delinquent customers to pay.

•     Specific electric actions.

•     Rate re-categorizations resulting from in situ Inquiries.

Throughout 2013, the municipal account balance resulting from monthly offsetting, was regularized and kept current. It should be noted that said fee offsetting, which is monthly assessed, is the offsetting between the invoicing of street lightning and municipal agencies, on one hand, and Edenor’s collection of municipal contributions and street lightning rates that the Company includes in the Municipality clients’ invoices. This offsetting may have a credit balance for the Municipality or for Edenor, depending on the particular Municipality and the time of the year.

By late 2013, weather events resulted in the implementation of the Emergency Operation Plan (Plan Operativo de Emergencia, POE), which helped preventing any increase in the delinquency balance, by using any and all resources so as to maintain clients’ energy provision.

Delinquency balance performance during recent years was as follows:

Balance as of December 2013: Approximately, AR$177.460,000.

Concurrently with the business actions, technological alternatives were analyzed so as to optimize field tasks. A new meter model is being tested, which incorporates a cut relay and a radio frequency communication module, and which enables reading, suspension and restoration of the service up to a distance of 100 meters. This model is expected to be applied to long-term delinquent clients or those with difficult access.

TECHNICAL MANAGEMENT

During the period, the following technical operative actions were primarily taken.

Throughout December, the Company continued implementing the POE due to the heat wave with a lengthiness never ever recorded in the City of Buenos Aires and to strong storms hardly challenging distribution networks. Fortunately, emergency was under control at all times, and the service was effectively restored

♦        Audits for certification were successfully passed, to wit:

•         Emergency Operation Plan (Plan Operativo de Emergencia, NG3-POE);

•         Public Security System (ENRE Resolution No. 421/01)

•  Comprehensive Management System (Sistema de Gestión Integrado) (Quality, Safety Occupational Health and Environment)

One of the means available to accomplish the Company’s core strategy is the implementation of the Efficient Management Project (Proyecto de Gestión Eficiente, PGE), with Consultora ABS involved in its design and implementation. With this project, the Company aims at providing the chain of command with several management tools enabling it to achieve a better scheduling and preparation of tasks, so as to make every-day business more efficient and organized.

In the high voltage area, improvements were made in the development of tasks, among which the following stand out:

•         In 2003, in addition to the automatic notices created in 2012 (by means of e-mails from the Supervisory Control and Data Acquisition (SCADA) software of the control center of forced affectation cases, alarms of “protection failures” of medium voltage equipment and alarm of “open battery”), the following notices were added: “ventilation failure” and action alarms sent by secondary switches of high and medium voltage transformers of: “maximal operation” and “arch detector operation”. In addition, with the change in technology in corporate cell phones by the end of 2013, these notices were included and received by some head office members.

•         Operation staff members specialized in maintenance of medium voltage premises following voltage tasks techniques were incorporated as well as the equipment necessary to have: 12 contact teams, 2 distance teams and 3 camera teams.

•         The company continued working on procedures necessary for the Accreditation of the Dielectric Test Lab for Protection Elements used in voltage tasks with the Argentine Accreditation Agency (Organismo Argentino de Acreditación, OAA). Such accreditation will allow for the formal recognition of competence and objectivity of labs, suitability tests suppliers,  reference materials producers, certification and/or inspections entities, thus proving that accredited entities are all reliable to carry out tests, analysis, suitability tests programs, reference materials productions, calibrations, inspections and certifications.

•         The company continued working under the agreement with Universidad Tecnológica Nacional in Pacheco for research and development, in the project for the analysis of measurement techniques for early screening of failures in electric isolators and diagnosis of the condition of the isolation in transformers and equipment of high voltage. Technology refurbishing continued by replacing 220, 132 and 13.2 kV, circuit breakers with air compressed and reduced oil volume technology in SF6 or vacuum.

•         132/13.2 kV transformers bushings continued to be replaced, which were part of the batch with discharges in TR1 transformers of Rotonda and TR1 of La Reja during late 2011 and early 2012. Also, a special maintenance plan applied to MR regulators installed in 80 MVA transformers, which were part of a batch with failures (RR1 and RR2 of Substation Casanova and RR1 of Substation Castelar) was continued. For the purposes of gaining experience and knowledge of any maintenance problems and requirements of said equipment, training was delivered in Brazil, at MR company offices, to 5 Supervisors and Heads.

•         Aiming at having more control on proper use of power equipment and resources under the Transmission Management’s responsibility, during 2013, new targets and purposes were created and followed-up, which allowed for measurement of performance and availability (downtime of high voltage transformers, lines, wires and capacity power) and response time of the different areas to failures (interruption time in case of medium voltage driving interruption).

•         In the Control Center area:

•         The operation capacity of the low voltage control center continued to be expanded.

•         Operation and handling equipment of the medium voltage distribution network continued to be adjusted, from old-dated technology,  for their telecontrol.

•         A telecontrol plan of medium voltage network for telemonitoring and telecommanding in transformation centers and medium voltage equipment was launched.

•         The telemonitoring plan of voltage short-circuit indicators in the medium voltage network was continued.

•         In Operation areas:

MORON

•  Six new medium voltage outlets were added in San Alberto Substation to improve the service quality in such a critical area as Ituzaingo.

•  Five new medium voltage feeders in different substations, five feeders with load rearrangement, medium voltage closure of 33kV between La Paulina reduction center and Marcos Paz substation, renewal of four feeders with API-type cable with dry and connection of clients such as AySA (5369 kW) and Central Market (12000 kW). are all still being executed

•  15 new conversion centers were added, increasing installed power by 3365 kVA to 25 centers for troubleshooting of Service Quality and Product Quality. Power installed in existing 12 conversion centers was increased, representing a 1642 kVA increase. In addition, 9.6 km of low voltage network in poor condition or of improper section were renewed for troubleshooting of Service Quality and Product Quality and 61 new outlets were performed to solve saturation-related problems, further contributing to reduce energy technical losses

In turn, 24 conversion centers are being assembled, 24 of which have not yet been energized, leading to an increase of 4,137 kVA, to 29 centers for troubleshooting of Service Quality and Product Quality. In addition, five centers power will be increased for a total of 897 kVA, 78 new outlets will be executed and 11.3 km of low voltage network and 3 km of medium voltage network will be renewed.

•  Supply requests were received from new clients: Calico for 350 kW, Lácteos Barraza for 2266 kW, Hospital Marcos Paz for 273 kW, Ferva for 3000 kW, AySA for 5369 kW, Los Cinco Hispanos for 1200 kW, Central de Servicios Propiedad de Estado for 12000 kW, Lenterdit for 1000 kW, Pirelli for 10200 kW, Hospital Posadas for 1300 kW, Oblak for 1500 kW and Cooperativa de Trabajo La Milagrosa for 220 kW.

•  Recicor 90 kW, Une SRL 550 kW, Telecentro 160 kW, Luxcar 60 kW, Tur Cream 60 kW, Hospital Posadas 1300 kW were connected to the network.

•  New networks continued to be developed for neighborhoods under the Federal Housing Plan (Plan Federal de Viviendas) located in the districts of Merlo, Morón, Marcos Paz, Las Heras and La Matanza. Works for energization were carried out in the following neighbors:

o    Padre Mujica (343 dwellings) Roberto Art (Partial 60, total 588)

o    Los Ceibos (partial 300 dwellings)

o     PROCREAR: Ciudad Evita (288 dwellings)

•           Telecontrol works of cameras started with a total of 14 cameras completed.

NORTE

In 2013, the following works were performed aimed at improving service and product quality, ensuring thoroughfare safety, satisfying new connections requests and demand growth:

•       4,773 low voltage posts were replaced in the Municipalities of 3 de Febrero and San Martin.

•       101 short-circuit indicators were installed in medium voltage network.

•       Network was adjusted and upgraded in 82 low voltage sectors and 1083 outlet boxes.

•       108 handling and leveling protection boxes were replaced by mailbox-type boxes in the City of Buenos Aires.

•       41 fireguard equipment were installed in conversion centers found inside buildings with communication with them, to physically isolate both rooms in the event of fire.

•       27,043 covers in meter containment and 361 locks in conversion centers were adjusted or replaced.

•       In underground conversion centers, the following works were carried out to prevent flooding:

•       27 poolings

•       5 waterproofing treatments

•       55 rebuilding of wire input pools to conversion centers.

•       4,166 projects for NNSS works, structure and upgrading of medium voltage and low voltage networks were performed, including: 578 conversion centers, 116 km of medium voltage underground wire, 155 km of low voltage underground wire and 39 km of low voltage air line.

•       Medium voltage break switches were motorized in 21 conversion centers to prepare them for telecontrol.

•       760 NNSS with associated work were connected.

•       18 new conversion centers with a 17 MVA voltage and 72 low voltage feeders were put into service to satisfy the increased demand. This represented an increase in the Company’s assets of 3 km of medium voltage wire, 10 km of low voltage underground wire and 4 km of low voltage air line.

•       In compliance with the Safety Plan in Public Thoroughfare, 41 fireguard equipment was installed in conversion centers found inside buildings, to physically isolate both rooms in the event of fire.

OLIVOS AND PILAR

•     José C. Paz substation was put into service, reaching Cuartel V, in the district of Moreno.

•     Catonas substation (from 2x40 to 2x80 MVA) and Tortuguitas substation (2x40 to 1x80 + 1x40 MVA) were repowered.

•     2 self-transformers were repowered in General Rodríguez Distribution Center (2x10 to 2x14 MVA).

 •       A high voltage air line (220kV) was laid, from Malvinas substation to Parque Substation, through Nodo Rodríguez, where Works started to build a lot with two 220kV/132kV  transformers, of 300MVA each, which will provide energy to Pilar industrial park and to the new Manzone substation, located close to the City of Pilar. Said high voltage air line made a 60% progress and the civil engineering work was completed in the substation.  It is expected to be in full operation by mid 2014.

•     14 new medium voltage feeders were added. Two feeders in Paso de Rey substation to be used for discharges of La Reja and Catonas substations, another feeder was added in La Reja substaion, 2 in Malvinas substation, with significant impact on the City of General Rodriguez.  Two new feeders were laid (one from Morón substation and other from Del Viso substation), to discharge in Muñiz and Tortuguitas substations, and other three feeders in Catonas substations. In addition,  four new feeders were built for new José C. Paz substation.

•     Closure between feeders in Tortuguitas substation was carried out to improve the area of Olivos Golf, by lying 500 meters of medium voltage underground wire to improve the service quality in Barrio Bicentenario of Gral. Rodríguez.

•     Some of the most important customers are HydroAluminium with 1.6 MW, Fratelli Branca 1.6 MW, and Nutrifrost 1.2 MW. It is also worth mentioning the growth of Pilar del Este neighborhood (5 MW projection), the start of works in Pilar Lagoon (2.7 MW) and feasibility requests for 2014 of Bicentenario station (5.8 MW) and San Miguel (20 MW), Pilar Sur (13 MW), San Jerónimo (4.7 MW), PIBA II (3.8 MW) and Rodríguez II (10 MW) Industrial Parks.

•     115 medium and low voltage conversion centers were built and the power module was increased in other 199 centers, thus power installed in transformers was increased by 60 MVA (26 MVA new and 34 MVA by increases).

•     9 km of medium voltage air line and 26 km of underground line were laid. As regards low voltage, 55 km of overhead network and 40 km of underground network were built.

•     The installation plan of self-managed meters started in Barrio Haras Trujuy in the district of Moreno.

   •     In 2013, 10,106 low voltage posts and 543 medium voltage posts were changed.

   •     871 clandestinely connected customers with poor feeding were regularized.

SERVICE QUALITY

Continuity indicators series for high voltage (alta tensión, “AT”) and medium voltage (media tensión, “MT”) levels, Medium Interruption Frequency with installed kVA (Frecuencia Media de Interrupción por kVA instalado, “FMIK”) and Total Interruption Time with kVA (Tiempo Total de Interrupción por kVA, “TTIK”) for the last 6 years are the following:

FMIK (times)	2008	2009	2010	2011	2012	2013 (*)
External AT	0.17	0.00	0.02	0.01	0.01	0.01
Own AT	0.52	0.05	0.30	0.28	0.79	0.91
Own MT	3.41	4.36	4.79	4.44	7.14	7.11
Total Own Network	3.92	4.41	5.09	4.72	7.93	8.02
Observed by Customer	4.10	4.42	5.12	4.73	7.94	8.03
TTIK (Hours)	2008	2009	2010	2011	2012	2013 (*)
External AT	0.25	0.00	0.06	0.02	0.07	0.07
Own AT	0.58	0.01	0.18	0.14	0.71	0.44
Own MT	7.48	8.78	10.36	11.55	20.26	18.93
Total Own Network	8.06	8.79	10.54	11.69	20.97	19.37
Observed by Customer	8.31	8.79	10.62	11.71	21.04	19.44

These indicators represent the average number of outages and downtime for each kVA of the transformers with medium/low voltage and the contracted powers of medium/high voltage customers, i.e., the sole performance of medium and high voltage networks.

Together with the continuity indicators FMIK and TTIK, the international indicators System Average Interruption Duration Index (“SAIDI”) and System Average Interruption Frequency Index (“SAIFI”) are also reported, as recommended by the Guide for Electric Power Distribution Reliability Indices IEEE 1366/2012.

These indicators include the component of low voltage network and are analogous to FMIK and TTIK; however, the estimation base is currently the number of customers instead of kVA with medium/low voltage. They offer the advantage of enabling a global network vision, but at the same time the importance of the affected facilities weighting is lost, as a residential customer with low voltage has the same indicator weight as a large customer with high voltage. Continuity indicators, SAIDI and SAIFI series for the last 6 years were the following:

SAIFI (Times)	2008	2009	2010	2011	2012	2013 (*)
External AT	0.14	0.00	0.01	0.01	0.00	0.01
Own AT	0.53	0.05	0.25	0.26	0.73	0.85
Own MT	3.82	4.44	4.81	4.29	6.86	6.78
Own BT	1.21	1.18	1.34	1.01	1.02	1.08
Total Own Network	5.57	5.66	6.40	5.56	8.61	8.71
Observed by Customer	5.71	5.66	6.41	5.57	8.61	8.72

SAIDI (Hours)	2008	2009	2010	2011	2012	2013 (*)
External AT	0.09	0.00	0.03	0.01	0.02	0.02
Own AT	0.59	0.03	0.14	0.14	0.68	0.39
Own MT	8.19	8.54	9.80	11.01	19.60	18.08
Own BT	4.74	4.47	7.10	8.54	11.25	11.63
Total Own Network	13.52	13.04	17.04	19.97	31.53	30.10
Observed by Customer	13.61	13.04	17.07	19.98	31.55	30.12

(*)estimated

During 2013, effects caused by all kind of weather conditions had a significant impact on quality indicators, both due to their frequency and to their scale. Exceptionally powerful storms battered the city in April and December (in this last month with winds exceeding 130 km/h), and also in February and March. We should not overlook the heat wave in December 2013, that broke any and all historic records, with apparent temperature records above 40 °C. This phenomenon began on December 16, 2013 until early January 2014, prompting a “code red alert”” in the urban area by the National Weather Service. Efforts towards maintaining high-quality performance were reflected, in addition to and among other aspects, in the Company’s  efficient response to the aftermath of such an extraordinary heat wave pounding the country and in which the Company managed to rise to the challenging occasion, as described by the authorities themselves. In such scenario, EDENOR made all its human and material resources available to tackle the extraordinary weather emergency situation that lasted approximately one month. In addition to the force of this weather phenomenon, in December 2013, total residential demand increased by 22% as compared to the same month in the previous year, i.e., four times the historic growth average for that month (4.6%) with an extraordinary maximum record during the December 16-22 week, with the largest consumption of energy ever. Despite all these adverse situations, power outages affecting our area of concession, in no case affected neighborhoods in whole nor were they massive but involved specific cases, blocks, or group of buildings. From December 23 to December 30, Edenor succeeded in restoring the situation to normal, with no clients without power supply accumulated from previous days and no users with more than 24 hours without power supply. In this second week of the heat wave, daily average of clients affected was reduced to 5,000, i.e., 0.18 % of the total, a figure equal to a regular operation day. As from December 30, 2013, Edenor’s network was back into regular operation. During the weather phenomenon, the Company acted at top speed to minimize impact on clients, strengthening street personnel with more than 1,000 crews and connected power generator sets to places with the most complex repairs. Promptitude in acting upon the adverse situation resulted in virtually no demonstrations for blackouts in the Company’s area of concession compared to other company’s licensed areas.  Furthermore, from January 11  to January 14, Edenor made more than 30 low voltage wire replacement in different places of EDESUR’s area of concession, to cooperate with this company’s situation, where long-lasting power outages were already recorded, mostly in Villa Crespo, Villa del Parque, Caballito, Almagro and Balvanera. In line with its operating possibilities, the Company designed a special technical operation, consisting of fault finding labs, repair crews and ditch digging teams, that managed to re-connect more than 3,000 clients of Edesur while in our area of concession, the service was restored to normal two weeks ago.

Actions taken by the Company during this harsh period encouraged many mayors or community heads to send congratulations notes to the Company for its performance in the crisis, and those actions were further complimented by the licensor authorities. Notwithstanding this fact, the ENRE ordered the Company to compensate users for a total amount of AR$82 million, which is being paid, though an appeal was filed against ENRE’s resolution.

PRODUCT QUALITY

When it comes to voltage and disruptions control campaigns as requested by ENRE Resolution 184/00, the required number of measurements were made during 2013, as well as the calibration and certification of the recording equipment park.

In accordance with the updating and replacement policy of disruptions control equipment, in 2013, 4 new Flicker control equipment (nationally manufactured) were purchased. During 2014, according to the replacement policy, recording equipment to control disruptions will continued to be purchased, to replace the oldest ones, as the latter are manufactured abroad and their models import will then be interrupted and purchase of spare parts will be difficult. Electrical parameters controlled by network disruptions recording equipment are being reviewed, emphasizing the early detection of potential diversions.

In such network points where punishable deviations were recorded in relation to the quality of the delivered technical product, systematic reports are issued to optimize investment focused on enhancing the quality of the product delivered.

Regarding customers' claims measurements, ENRE requires, since March 2012, all measurements to last seven days, instead of the former 3-day measurements, reducing service terms due to the implementation of an online communication system.  To comply with those ENRE requirements, a new internal follow-up system was developed and further the independent contractor in charge of the measurement campaigns of Product Quality added single-phase and three-phase pieces of equipment for voltage control, all nationally-manufactured, to replace out-of-service equipment and to meet the new requirements.

BUSINESS MANAGEMENT

Energy demand had a 4.4% year-over-year increase in 2013.

Performance of residential demand was critical in this upward trend, both due to its year-over-year increase (5.2%) and to its high share in the demand total volume (around 42.1%).

Large demands, with a share similar to that of residential demands (36.2%) recorded a 3.1% increase.

Increase/decrease in demand of the main activities of large demands was as follows:

Activity	Demand %
Basic services (Electricity, natural gas and water).	+5.3%
Food, beverage and tobacco products	-0.5%
Non-metallic mineral products	+5,1%
Metallic products, equipment and machinery	+2.6%
Trade	+1.5%
Community, social and personal services	+4.3%
Transport, storage and communications	-4.8%
Chemicals	+5.5%
Paper and paper-derived products	+2.1%
Basic metallic industries	+2.5%
Wood and wood products	+4.6%
Textile products	+11.4%

Small demands for general use up to 10 kW (T1G) recorded a 5.5% upward trend. This segment has a relatively low share in total demand (8.2%), therefore its contribution to the increase of such segment is noticeably lower than that of large and residential customers.

Medium demands between 10 kW and 50 kW (T2) reflected a 6.5% rise. This segment also has a share in total demand equal to that of small demands (8.2%), representing an 12.4% contribution to the total demand flow.

In 2013, emergency squatter settlements, with an aggregate demand share of 1.9%, recorded a growth rate of 2.1%.

Energy volume distributed in Edenor S.A.'s area, including energy sales and tolls, was 21,653  GWh, while energy purchases to supply such demand totaled 24,902 GWh, representing a 4% increase as compared to the previous year.

During 2013, 44,097 new customers were connected, representing a contracted power increase of 328.3 MW.

This power was distributed according to the following chart:

Rate

Customers

Power (MW)

R1 Small demands

43,631	296.7

R2 Medium demands

328	8

R3 Large demands

138	23.6

Total (as of September)

44,097	328.3

Text messages (“SMS”) used to make questions and technical claims continued as an important contact channel used by user clients and is mostly used during weather contingencies to submit technical claims for lack of supply.

As for the last 20 years, the Company again conducted the study on overall satisfaction.

In 2013, consolidated customer satisfaction was of 75.6% (T1R) with the electric energy service ranking second with respect to other utility services. It should be noted that despite context-related problems and tough it is inferior to that of 2012, satisfaction ranks at very high level. In addition and for the purposes of thoroughly enquiring about the image and satisfaction of the electric utility service rendered by Edenor S.A., a qualitative analysis strategy was devised together with FocusGroup. The strategy involved 6 (six) focus groups to explore in depth motivating forces, expectations and opinions underlying belief and insights of Edenor S.A.’s clients in connection with the electric utility service. To that end, segmentation was drawn based on the type of client and area of residence. Customers were classified into residential and non-residential  and groups were divided depending on the area of residence, into three sub-groups: 1) Norte and Olivos, 2) Morón and 3) Pilar, totaling 6 divisions. This analysis allowed for improvement strategies to be adjusted so as to provide the best service to users.

Adjustment of the Stabilization Factor in the last two months in 2012 and its payment in 3 installments depending on the amount in the invoice for the first two-month periods in 2013, led to a significant increase in customers present at trade offices and calls to the call center, resulting in a large number of customers appearing at customer service centers, with complaints and claims. For the 2013 adjustment, it was established that it be paid in as many installments as those resulting from limiting it to a maximum percentage of 20% of the invoice. This will improve flow and convenience of customers at trade offices as compared to early 2013.

The new CC&B business system which was first run on November 1, 2012, was successfully implemented and is working smoothly. It is worth mentioning that it allows for improvement of operative efficiency and, consequently, the client service quality.

In December, a Management System was implemented in trade offices to know exactly the number of clients assisted there and the reasons of their request for assistance, enabling a better use of available resources.

In December, the pilot test of meters installed with energy cut system with radio frequency remote control was launched. This technology is designed to improve efficiency in service disruption and restoration tasks.

During November, a pilot test started for distance reading of meters installed in basements of three building in the City of Buenos Aires. This implementation will provide for reading of meters with difficult access so as to avoid penalties based on consumption estimate.

In 2013, it was decided that the sale experience of pre-paid meters should be extended to other places in the concession area. First meters will be installed in the Municipality of Moreno in those places where facilities are being regularized. To that end, contact was made with the Municipality authorities and leaders in the relevant neighborhoods, training was delivered on the technology use, dwellings census were taken and installation of protection and connection posts were installed. In addition, progress was made with the energy virtual load sale system which will permit a larger number of points of sale.

LARGE CUSTOMERS

As mentioned above, in 2013, large demand recorded a 1.4% growth. This outcome derives from an increase in Rate 3 (R3) demand of energy of 0.3% and an increase in toll demand of energy of 2.4%. During 2013, 123 R3 customers and 15 large users were connected to service. Delinquency was equal to 3.66 days of invoicing. Pursuant to the Energy Secretariat Resolution 1281/06, the Company continued contracting power and base and plus energy supply on behalf of one new customer and renewed supply agreements with other thirteen customers.

During 2013, services were sold to large customers for an amount of AR$7,770,000 in the following line items:

•         Projects and works: AR$5,070,000

•         Maintenance: AR$300,000

•         Counseling and other: AR$2,400,000

According to measurements conducted, large customers satisfaction improved from a positive result of 67% in 2012 to 70,7% in 2013.

The following chart shows the progress of Edenor S.A.'s open market with respect to large users and marketed energy volume:

	Guma		Gume and Gupas		Share in energy sales
	No. Clients	GWh	No. Clients	GWh
1995	72	681	118	150	8.5%
1996	87	1366	204	536	18.0%
1997	109	1749	312	708	21.4%
1998	124	2072	563	953	24.7%
1999	124	2082	575	1160	25.0%
2000	121	2118	516	1153	24.0%
2001	114	2009	650	1131	22.9%
2002	79	1552	627	1022	19.8%
2003	71	1440	232	909	17.0%
2004	71	1459	313	641	14.3%
2005	80	1707	624	1268	19.0%
2006	81	1887	426	1315	19.3%
2007	93	1964	477	1147	17.4%
2008	98	2334	526	1360	20.0%
2009	100	2262	534	1361	19.9%
2010	100	2459	541	1432	20.2%
2011	100	2536	580	1620	20.7%
2012	101	2561	603	1713	20.7%
2013	102	2584	617	1775	21.1%

The new software Galaxy is being incorporated to the remote reading of large customers. Said software offers features such as Windows environment operation, engine for call automation, standardized database and possibility of direct interaction with other business applications of the Company.

CHAPTER 3

HUMAN RESOUCES – CORPORATE SOCIAL RESPONSIBILITY.

NEW HIRES

In 2013, 732 new employees were hired, exceeding the number recorded in 2012 which was the year with the largest number of new hires.

This figure includes the hiring of employees of contractor companies as the Company’s own employees. As a consequence of this large number of employees hired to work in operating technical areas, the level of supervision was strengthened. Accordingly, a Young Engineers Program was launched, aimed at hiring fifty engineering professionals, to be then specialized in electricity distribution and to be trained, in the short term, as working teams supervisors.

In November, the first 25 engineers were hired, and trained during three months in Universidad Tecnológica Nacional Facultad Regional General Pacheco in Electricity Distributors Management.

Sixty university students were hired, so as to further the internship program in the different areas of the Company related to their careers. Approximately, 85% of them are studying engineering.

JOBS

During 2013, the Company attended Expo Bumeran and Expo Zonajobs in June and October, respectively. Said tradeshows consist in virtual employment fairs where companies have an interactive stand. The purpose is capturing the most talented students and professionals from different careers interested in applying for jobs and growing professionally. Edenor S.A. also attended Engineering and Work Workshops organized by Worktek, where engineering professionals and students from everywhere in the country gather to learn about the most important companies’ job offers and to have direct contact with candidates and vice versa.

In September, the Young Engineers Program was launched at Bumeran platform through a Home posting of high visibility and efficient reaching amongst candidates by e-mailing allowing for direct communication in a fast and tailored manner.

SCHOLARSHIP PLAN

In 2013, the Company continued with the scholarship program addressed to university students and which is in effect for more than 17 years in a row.

Furthermore, relationship with Universities continued to be consolidated, by renewing or executing new Master Agreements with the most important education entities, thus contributing to the laboral and professional growth of students and graduates through ongoing sharing with the educational community.

The Company carries out an ongoing and close follow -up of interns to be fully aware of the internship and the academic situation progress, as many of them are hired as own staff during the internship and upon its completion, thus capitalizing the experience and knowledge gained during it.

2013 ANNUAL TRAINING PLAN

During 2013, the training plan comprised 165 activities, along 453 repetitions, focused on developing job position skills, both for operational tasks and management tasks, totaling 51,510 training hours.

A featured activity was the “Electricity distributors management” comprehensive course addressed to participants of the 2013 Young Engineers Program, designed to deliver training on technical safety and management issues to this group of professionals, who were first hired as supervisors. A total of 26 engineers attended the first launching of the course, which lasted for 72 full-time sessions, of which 5,072 hours were training took place in 2013 and 10,092 will take place in 2014.

Due to the massive hiring of technical personnel, many training, technical updating and safety courses were implemented. Courses were delivered on a modular base, and designed in line with the knowledge and experience of groups and tasks assigned to each worker. 245 participants attended these courses with a total of 18,928 training hours.

In line with the project “Planning of electric networks”, the Company worked together with the leader team and the groups of the different projects. Different training activities were designed and implemented focused on informing on the methods and different stages of the project. Those activities included training to 707 operation employees delivered in 3,171 hours.

As regards training to all other employees on safety, environment and quality, 869 persons were involved, amounting to a total of 5,061 hours. The most important courses, based on the number of participants and hours involved, were “Safety at Work–Electric Risk”, with 357 attendees and “Operation Methods for High-Rise Works” with 356 attendees.

In connection with professional training courses delivered elsewhere, 87 courses were launched, on different issues, with 227 attendees, totaling 7,598 hours. Courses related to IT tools and other in-company courses, as balanced scorecard, project management, corporate drafting and grounding systems in low voltage facilities, should be mentioned.

All in-company activities were carried out by a team of 65 own facilitators, 30 of which were part of the team of Young Engineers Program.

OUTSTANDING ACTIVITIES

2013 Young Engineers Program – Electricity Distributors Management.

Young professionals program was launched, designed to train 75 engineers for supervision staffing and training of future managers. Education of young professionals, with management and our activity-specific know-how, will create management teams responsible for hiring contractors’ staff.

Course was addressed to new engineers already graduate or to be graduated from different specialties (electric, electromechanical, mechanical, electronic and industrial). During its first three months, they received a comprehensive training in the Company, which included a specialization course on electricity distributors management, management tools and residencies in operating areas.

The course was designed together with UTN – Facultad Regional de General Pacheco (FRGP), Asociación Electrotécnica Argentina (AEA) and Escuela de Negocios de IDEA, the latter in charge of management issues. Courses were delivered at Facultad Regional de General Pacheco, which was also the place for specialized training courses. It also has an electric networks lab, donated by Edenor S.A., suitable for all types of distribution-related activities.

“Planning of electric networks” PGE Project

As part of the “Planning of electric networks” PGE project, during 2013, different activities were carried out, which were focused on supporting the training project, such as:

Organizational change meetings

Meetings were held with distribution, operations and transmission sub-managers and heads group, to inform on the project methods and stages.

They have a  total of 15 repetitions and 204 attendees, totaling 712 training hours.

Training on 5S

A pilot test took place at Guzmán building of 5S methodology. It establishes rules and standards to cause working areas and spaces to be tidy, for activities to be efficiently carried out.

A group of leaders drove the initiative, who received the relevant training. Furthermore, 7 courses were delivered to 234 persons at Guzmán building, with a total of 351 hours. The purpose was that they be involved with the goals, approach and benefits of 5 S methodology.

PGE Workshops

Workshops took place by the end of the year. The purpose was sharing with sub-managers, heads and supervisors the project level of progress, where leaders of the different PGE working groups presented the management tools on which they worked throughout the year. All these projects were intended to improve processes efficiency in new scenarios.

7 workshops were delivered, with 258 attendees, totaling 2064 training hours.

COURSES FOR NEW TECHNICAL HIRES

New technical employees hired were divided into two profiles: personnel with experience in tasks from contractors and personnel with little experience and technical experience. Based on this, two different courses were designed tailored to each groups’ needs.

For personnel lacking experience, a 16-day introductory technical course was planned, consisting of three modules: institutional, safety / SVP and basic electrical technology concepts. Five courses were delivered with a total of 100 attendees.

For new personnel hired from contractors’ staff, a 10-day module was designed. This course was aimed at mainly building up concepts related to safety and public thoroughfare, in line with Edenor S.A.’s rules and regulations in force. Three courses were delivered with a total of 77 attendees.

Due to the implementation in 2012 of the new business system, during 2013, reinforcement courses were delivered, intended to gain or improve knowledge, skills and abilities required to accurately operate  the CC&B Utilities system.

On-line training tool – Time for Training (“Momento de Capacitación”, MC)

To supplement the courses delivered by the Company on a yearly basis, a new tool called “Time for Training” (“Momento de Capacitación” (MC) continued being implemented.

Its core purpose is to briefly and simply provide an accurate update on: rules, new technological developments and general interest contents for the specific area that may need it.

It is an online application that provides a prompt explanation of non-complex issues that require to be updated, with no need of in-person training.

During 2013, MC design was expanded. A new course was launched on technical rules related to NTI3 low and medium voltage underground wires addressed to 157 persons. On the other hand, 4 MC material continued to be gathered and design was expanded, related to training on safety, environment and quality, which will be launched in 2014.

MASTER AND POSTGRADUATE DEGREES

As every year, in 2013, participation in higher studies was further promoted, awarding scholarships that cover between 50% and 100% of the cost of education.

In 2013, three professionals were awarded their degrees under the Master and Postgraduate Program.

2013 STATISTICS

Total Training Hours	51,510
Operative Training Hours	49,177
Master and Postgraduate Hours	2,194
“Young Engineers Program” Training Hours	5,072
Comprehensive Management System (Safety, Quality and Environment) Training Hours	5,061
Hours/Man	15
Conducted Activities (without repetitions)	164
Trained Staff (without repetitions)	1,944

Participation in Congresses

“XIII Congreso ALSO – Buenos Aires, Argentina. Del 1 al 4 de Octubre de 2013. XIII Congreso Latinoamericano de Salud Ocupacional – XVIII Congreso Argentino de Medicina del Trabajo”–” (“XIII ALSO Congress – Buenos Aires, Argentina. October 1-4, 2013. XIII Latin-American Congress on Occupational Health – XVIII Argentine Congress on Occupational Medicine”) organized by Sociedad de Medicina del Trabajo de la Provincia de Buenos Aires.

Outreach campaigns:  ALCEM – Asociación de Lucha contra la Esclerosis Múltiple - (Association for the Fight Against Multiple Sclerosis): By spreading actions taken by this Association and distributing teaching materials  at the clinics in the different areas covered by Edenor S.A. and focused on developing social awareness and informing on the illness characteristics and scope.

Joint Commission on Hygiene, Occupational Health, Safety and Environment: This commission is made up of representatives of Edenor and of "Luz y Fuerza" trade union, and it is intended for the exchange of information about accidents or events at work and the discussion of the reasons of their occurrence, as well as the risk conditions of each task from an overall point of view. This commission further verifies hygiene and safety conditions of the different facilities of the Company and acts as an advisory body in the analysis of occupational health and safety-related improvements and environmental aspects of the personnel’s tasks.

CHAPTER 4. IT

INFORMATION TECHNOLOGY AND TELECOMMUNICATIONS

During 2013, the implementation of the IT and Telecommunication Plan continued.

INFORMATION TECHNOLOGY

•         In connection with CC&B Business System implemented by late 2012, actions were mainly focused on the system stabilization and optimization, as well as on new features designed to speed-up and control different processes.  In that sense, the following actions were carried out:

o   Automation features for massive invoicing upon changes in the tariff scheme or regulatory adjustments and generation of payment notices.

o   Modification of operations with clients involving direct payment or automatic debit.

o   Control module for customer service and dealing with queues (GACO).

o   Development of a new module for managing collections from banks, expected to be implemented in March 2014.

o   Consolidation of more than two hundred operation reports in the different zonal servers.

o   Optimization of invoicing processes performance, cashier service and every-day sending of information to ENRE, resulting in very significant saving of time.

•         As a consequence of the deactivation of the old system, invoicing, consumption, etc., history logs were massively transferred, resulting in a query system of old information.

In addition, more than twelve million invoices generated in the last ten years were loaded, to the general invoicing data repository for query and re-printing.

•         As regards Nexus system, new versions were implemented, including:

o   Incorporation of low voltage generators and temporary laying.

o   Dispatch of mobile devices for grouped documents.

o   Improvements in Service Quality, SVP ENRE and New Connection modules.

o   Data cleansing to improve OMS module performance.

o   Web service to enter power outage claims from ENRE.

o   Features for conducting outgoing calls campaigns to check if the client’s blackout continues, so as to optimize mobile dispatch.

Likewise, many adjustments were made to the Product Quality module, expected to be implemented in March 2014.

Furthermore, the migration process from the database to Oracle 11.g version began.

•         As regards SAP, outstanding tasks are as follows:

o   EDEN exclusion from Edenor S.A.´s scheme, after said company’s sale.

o   Implementation of improvement and management and control tools for FOCEDE.

o   Improvement of the meter circuit feeding CC&B and implementation of automation features in the use of handhelds.

o   Automation of the service certification process for the PM module to handle fleet.

•         Qlickview was implemented, allowing for a fast retrieval of information with different searching and display criteria. This tool allows for flexible generation of reports, providing support to the different areas of the Company. The most important reports include FOCEDE follow-up, identification of possible frauds, delinquency, etc.

•         As part of the actions devised to improve corporate system implementation quality, we should mention the control of versions of programs with Harvest for Doc1, PowerCenter, Nexus, OT, SIGOS and Qlickview products.

•         The most significant Technology actions include, among others:

o   Replacement of the disk storage solution for productive environments, with a new Hitachi piece of equipment with better features and performance.

o   Consolidation of non-productive environment of all applications and services concentrated on blade technology in Unix or Windows platform.

o   Implementation of a replication solution in line with CC&B database intended to absorb report execution load, reducing load on the transactional environment and improving its performance.

o   Monitoring of CC&B components for batch chain follow-up.

o   SCOM (Microsoft control of operations), PowerCenter  (for system integration) and Foglight  (monitoring of databases and operating system) were migrated to the last available version.

•         In October, the Edenor 2.0 project began, expected to be completed in February 2014. It consists of a web solution and an application for Iphone, Android  and Windows Phone phones that will allow the client to make claims, print the last invoice, query business data, retrieve data of an internal meter and receive all types of notices.

•         As regards Information Security:

o   A new security model was deployed for Unix.

o   The process for administering critical users passwords was implemented.

o   Penetration tests were made to evaluate internal/external security of installations.

Telecommunications

•         During 2013, the tendering and award process for the renewal of all Edenor S.A.´s telephone network commenced, which will cover two thousand stations on the new IP technology. This state-of-the-art technological leap offers new means of integration between “fixed and mobile” to provide connectivity improvements to all employees, no matter where they are.

•         Connectivity improvement in fifteen Commercial Offices with the installation of new communication links and increase in the bandwidth with fiber optic, resulting in a better performance and availability.

•         Migration of the mobile phone fleet to Samsung Smartphones was completed, with Android operating system.

In addition, a mobile phone management system called Airwatch was implemented, for remote use applying safety policies.

•           21 new Trame Nodes were purchased to upgrade the Telecontrol network and to provide Ethernet/TCP  connectivity to all new substations and to remote ones under the IEC 60870-5-104 protocol. This equipment will allow for an improved SCADA connectivity and to support the technological development of new telecontrol remote stations. Also, connectivity of ten new conversion centers with fiber optic was carried out, for telecontrol purposes.

•         New features were implemented on the IVR platform for automatic phone campaigns. This significant improvement makes calls to clients to check on their most recent electricity status and, depending on the client’s answer, it may close the claim on Nexus.

•         Adjustment to the Call Center, adding new licenses for new customer service stations, as well as redundant communication links to guarantee a better service.

•         Multiple internet links were added along the corporate network, to improve mail performance.

•           Provision of 400 SIMs to the telemeasurement system of medium voltage network reporting to the SCADA system was arranged as well as telemanagement of large customers through private APN.

•           In 2012, the following works were carried out in Substations:

o   Installation and start-up of all telecommunication systems of San Alberto substation, José Paz substation and El Cazador reduction center.

o   Provision, installation, reception and start-up of the access control system and video surveillance to Tecnópolis substation and Garín warehouse.

o   Adjustment of the cooling system in twelve communication rooms in substations.

o   Connection to the corporate network in San Miguel, El Pino, Catonas and Del Viso substations.

•           As regards improvement initiatives, many actions were deployed in Telecommunications:

o     Assistance in the mounting of a telemanaged meter pilot (AMI) on PLC technology in the district of V.Lopez

o    Works necessary to improve connectivity of the main Data Center and Back-up, guaranteeing availability and increase in bandwidth.

o    Improvements in the telemonitoring system of OF wires, enhancing the system performance and GPRS communication of remotes, reaching a 99% effectiveness.

o    Installation of new radio-links continued as well as upgrading of existing ones with cutting edge equipment with capacity to satisfy transport needs of the telecommunication main network.

o    Installation and commissioning of the new corporate network, which will allow for new services to be rendered and to assist the IT area in its development, enlarging the transport capacity to support IT applications and handling voice and video services with a better service quality.

o    The Company continued with the installation of the video surveillance and Access control system in new substations and of Domo cameras to telemonitor actions in sectionalizers.

o     Regarding telemonitoring, the air and underground medium voltage network telemonitoring process was strengthened in conversion centers and air networks, for the purpose of minimizing service reset times

CHAPTER 5: RELATED PARTIES

DESCRIPTION OF THE ECONOMIC GROUP

Edenor S.A. is a company under Pampa Energía S.A.'s control, the largest integrated energy company in Argentina. Pampa Energía S.A. is an open-end privately-held utility company whose 100% shares are listed on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) (BCBA: PAMP) and on the New York Stock Exchange (NYSE: PAM). Its executive officers have outstanding track record and experience in energy investments in Argentina since 2005.

Through its subsidiaries, Pampa Energía S.A. participates in the generation, transport and distribution of electricity:

In generation, it has interests in:

•         Nihuiles Hydroelectric Power Station

•         Diamante Hydroelectric Power Station

•         Güemes Steam Power Station

•         Piedra Buena Steam Power Station

•         Loma de la Lata Steam Power Station

•         Central Térmica Piquirenda

In transmission, it has interests in:

•         Transener

•         Transba

In distribution, in has interest in:

•         Edenor

Pampa Group Organization Chart

MOST SIGNIFICANT OPERATIONS WITH RELATED PARTIES

Financial Services Agreement with EASA

On April 4, 2006, the Company signed a Financial Services Agreement with Electricidad Argentina S.A. (EASA), under which EASA renders advisory services, as well as services related to the potential development of new business lines consistent with the corporate purposes of the Company. Services to be developed by EASA include assistance and advice regarding financial return; group of financial generation and decision making process; commitment by financial advisory companies and development of new financial products; restructuring of the Company's commercial and financial debt and the feasibility, profitability and implementation of new businesses, derivative hedging and strategies; relation with local and foreign financial entities; financial aspects of the process of rate renegotiation; and concession contract and annual budget of the Company.

Originally, the agreement effective term was five years as from September 2005, and any of the parties could terminate it at any time without any cause with notice given at least 60 days in advance. The consideration to be received by EASA is of US$2 million per year, plus VAT.

In April 2008, the Company's Board of Directors approved an amendment to the agreement, by means of which the amount to be paid by the Company as consideration for the services rendered by EASA was increased to US$2.5 million, plus VAT, payable retroactively from January 1, 2008.

Moreover, on August 26, 2010, a new amendment to the originally-executed agreement was signed, extending its term by five years as from September 19, 2010. Said amendment was approved by the Company’s Board of Directors at the meeting held on August 31, 2010.

Agreement with Comunicaciones y Consumos S.A.

On March 14, 2007, the Company executed an agreement with Comunicaciones y Consumos S.A. (CYCSA), according to which it granted CYCSA the exclusive right to render telecommunication services to the Company's customers through the use of its web site, in accordance with Decree 764/2000 of the Argentine Executive Branch, which contemplates the integration of voice communication services, the transmission of information and images through the existing infrastructure of energy distribution companies like the Company. Under the provisions of said agreement, CYCSA shall be responsible for all expenses related to the maintenance and adjustment of the Company's web site to be used in the rendering of its telecommunication services. The agreement would be valid for a term of ten years from the date the license for the rendering of CYCSA telecommunication services is approved. The agreement also contemplates its automatic renewal at the expiration of each term for subsequent 5-year periods, unless any of the parties notifies otherwise with at least 120 days prior to the expiration of the relevant period. Pursuant to the agreement, CYCSA shall make periodic requests to access the Company's web site, which the Company shall evaluate and authorize depending on the capacity available in its web site. In exchange for the use of its web site, CYCSA shall give the Company 2% of its annual charges to the customers, before taxes, as well as 10% of income obtained from the rendering of its services. Also, CYCSA shall hold the Company harmless from any liability arising out of the rendering of its services through its web site. The contract was executed subject to the condition that CYCSA had to obtain the telecommunication license in a term of 180 days from its execution, which were provided to be subject to extension. In this respect, at its meetings held on November 7, 2007 and May 7, 2008, the Board of Directors authorized such term extensions to obtain the license referred to, which was eventually granted by Resolution 179/2008 of the Argentine Communications Secretary.

Furthermore, on October 27, 2008 the first exhibit to the contract of Granting of Permission for the Use of the Energy Distribution Web was executed, by means of which the Company granted CYCSA the right to use posts and airline towers of high, medium and low voltage and ducts and/or triple ducts that accompany the pipes of high, medium and low voltage for the installation of optical fiber belonging to CYCSA, subject to the condition that said optical fiber does not affect the normal rendering of the utility by Edenor. Also, such exhibit grants the Company the right to use part of the capacity of the optical fiber to be installed. It is worth noting that the Company's Board of Directors resolved to approve the above mentioned exhibit in its meeting held on November 5, 2008.

Likewise, at its meeting held on December 18, 2008, the Board of Directors approved the execution of the second exhibit to the contract, also dated November 2008, extending the term of validity from ten to twenty years, with the understanding that said extension makes the project development feasible, providing greater reasonability in terms of size and importance of the investments required by said project, but not entailing any changes in the essence and key covenants of the original contract.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company executed an agreement with Préstamos y Servicios S.A. (“PYSSA”), a financial services company, under which it agreed to grant PYSSA the exclusive right to render its direct and marketing services through the use of its facilities and mail services. As part of this agreement, the Company agreed to establish special modules in some of their offices through which PYSSA shall offer its financial services and lending services to the Company's customers. Furthermore, the Company agreed to include marketing material for PYSSA in the mail sent to its customers, including bills. The agreement shall be valid for five years and its validity shall be automatically renewed by subsequent periods of five years, subject to the right of the Company and of PYSSA to terminate the agreement by means of a notice given at least 120 days prior to the expiration of the relevant period. Under the provisions of the agreement, PYSSA shall pay the Company the 2% of its monthly charges to the customers, before taxes, as well as 10% of income obtained from its services Also, PYSSA has agreed to indemnify the Company against any liability arising out of the rendering of its services. The agreement provided that its validity was subject to the authorization of the ENRE, which rendered a favorable decision by means of its Resolution 381/07.

The activities linked to the mentioned contract are temporarily suspended in the Company's offices.

CHAPTER 6

SUSTAINABLE DEVELOPMENT AND SAFETY– ENVIRONMENTAL MANAGEMENT – RELATIONS WITH COMMUNITY.

INDUSTRIAL SAFETY

Certification of Management under OHSAS Rule 18.001

The management of Industrial Safety is conducted as part of the Integrated Management system, and in what is specifically related to Security, the system is certified under OHSAS Rule 18,001 since 2005.

In October and November 2013, the Company received the annual audit by the Argentine Institute of Standardization and Certification (Instituto Argentino de Normalización y Certificación, IRAM) with satisfactory results, thus maintaining the Certification

Safety and Occupational Health and Public Security Management Program

The 2012 scheme for identification of Dangers and Risk Evaluation, inspection of works and building and accident ratios laid the basis to define the objectives and goals for 2013, which were included in the Integrated Management Program. The following goals should be highlighted, among others:

-          Reduction by 10% of accident frequency ratio for own staff.

-          Reduction by 8% of accident frequency ratio for contractors staff.

-          Reduction by 5 % of the accident severity ratio for own staff.

-          Reduction by 8% of accident frequency ratio for own staff.

-          Reduction of the number of deviations related to the use of PPE and ESC with respect to the 2012 goal.

-          Continued implementation of IRAM No. 3625 standard on working in confined spaces.

-          Reduction by 2.5% of the rate of absenteeism due to personal illness for own staff.

-          Maintain Certification of IRAM No. 3926 standard on Safety of Lifting Equipment in Hydro-lifts.

-          Achieve Firefighting Protection in 100% jobs in specific buildings (Nazca and Garín).

-          Installation of Automatic Systems of Fire Detection in commercial offices.

-          Adjustment of conditions in Edenor S.A.’s premises to customers’ expectations.

-          Incorporation of new safety technologies and procedures.

-          Analysis, updating and improvement of the Comprehensive Management System.

-          Inform Edenor S.A.’s personnel and all the community of actions proposed to reduce energy consumption.

Qualifying training for employees

Throughout the year, the Industrial Safety division, together with the Training division, provided a course on prevention of electric risks. This course is addressed to all employees operating the electric network in Edenor S.A.’s concession area. Employees must pass this course to be qualified to operate the medium and low voltage network. This training is coupled with several medical, physical and psychological exams and technical approval by the worker area.

If the course is passed, the Company provides a certification to the employee, so as to guarantee the employee’s qualification and to prevent any risks related to the operation of the network.

Delivery of Fireproof Working Clothes

During 2013, Edenor S.A. continued using the fireproof fabric technology in working clothes provided to employees exposed to electric risks, for the purposes of minimizing any possible electric accident.

Works at a Height

A procedure was prepared, taught and implemented, focused on a safe method of rescue from heights for rising posts with climbing elements. This procedure applies to works in low and medium voltage networks in public thoroughfare.

TCT Lab

This Lab is in the process of certification under SRT Resolution 592/04, pursuant to IRAM 301 (ISO/IEC/17025), “General Requirements for scope of action of Testing and Calibration Labs” – 4th Edition – Sept/2005-.

Participation in the  CITES (Convención sobre el Comercio Internacional de Especies Amenazadas de Fauna y Flora Silvestres) (Convention on International Trade of Endangered Species of Wild Flora and Fauna).

Personnel of TCT company attended on May 6-10, 2013, the VI Congreso Internacional de TCT en la Represa de Salto Grande, Provincia de Entre Ríos (TCT VI International Congress in Salto Grande Dam, Province of Entre Ríos). Out of a total of 75 lectures, seven were delivered by Edenor S.A., and three of them received a prize out of a total of ten prizes awarded in the Congress. Prized lectures were:

-         Procedures necessary for the accreditation of the dielectric test lab in Edenor S.A.

Authors: Mario A. Ramos, Jorge C. Castro.

-         Installation of cellular voltage antennas on energized medium voltage lines

Authors: Jorge C. Castro, Mario A. Ramos

-         How to avoid failures in TCT tools and equipment. Preventive control.

Author: Mario A. Ramos

PUBLIC SAFETY

Third Party Accidents in the Public Thoroughfare

Throughout 2013, 66 third-party accidents occurred in relation to safety in the public thoroughfare related with Edenor facilities, representing an increase compared to 2012 in ratios, but this increase is explained with the fact that as from the effective date of ENRE Resolution 421/11, accidents that, in principle, would not have occurred under the Company’s responsibility and those accidents of which the Company became aware as they occurred in a user’s or other company’s/entity’s facilities related to the Company’s facilities, are also recorded and reported.

NUMBER OF ACCIDENTS 2008-2013

Out of the analysis of accidents recorded in 2013, it is concluded that most of them (70%) were caused by vandalism and negligent actions of third parties. This last case consists in the actions by users, other utility companies and municipalities or their contractors carried out in the Company´s facilities.

Out of the accidents resulting from third parties negligent actions, 67% are caused by client’s actions and the remaining percentage of accidents were caused by municipal workers, construction works in progress and video cable companies workers.

Relationships with Clients

Tips addressed to the public on Public Safety were posted in different media and on the Company’s web.

The Company continued its contacts with schools through two Education Programs:

Conexión al Futuro (“Connection with the Future”): presenting safety programs to which approximately 62,000 students had access in 137 premises, and “100 Libros para mi escuela” (“One hundred books for my school”): inviting elementary schools to participate in a posters and mockup contest on several safety-related and energy-related issues, with the attendance of 55 schools and winning schools receive a library with more than one hundred books, plus book bags and school supplies.

Certification

During 2013, IRAM annual Audit of the Public Safety System was successfully conducted as per new Resolution 421/01. The Company maintained the certification of its Public Safety System.

QUALITY MANAGEMENT

Quality Management System

As part of the Integrated Management System, the Quality Management System is certified under ISO 9001:2008 standard since 1999. During October and November 2013, the certification was preserved, by successfully passing the external audit of the Maintenance Comprehensive Management System, conducted by a qualified independent entity before the Argentine Accreditation Agency (Organismo Argentino de Acreditación, OAA).

Participation in IRAM Quality Management Committee, whose Secretariat is under Edenor’s charge, continued.

The Company participates in Sub-Committees of: Concepts and Terminology (SC1); Quality Management Systems (SC2); and Supporting Technologies (SC3). It also participates in IRAM in the following Commissions: Signposting for Works in Public Thoroughfare and in the Asociación Electrotécnica Argentina (AEA); Signposting of Electric Installations in public thoroughfare and Protection Outfit.

Those Sub-Committees, which operate in IRAM, analyze the different documents of International Standards Organization (ISO) international agenda, where Argentina has to share its technical opinion and cast its vote.

Quality Management and Assurance

During 2013, improvements were made to ensure proper quality management.

A significant improvement was made to the comprehensive system of metrics, out of the 2013 Comprehensive Management System Program, further including a strategically diagnosis broken-down in Targets, Goals and Actions weighted with numbers based on monthly results, an independent file of each area of Sustainable Development and Public Thoroughfare Safety, which avoids interferences when loading the status report on those areas information and, in addition, it provides the security needed to prevent information from being involuntarily changed or modified.

A traffic signaling system was incorporated to the Monitoring Program of the Sustainable Management and Public Thoroughfare Safety Management that efficiently displays achievement of Targets, Goals and Actions, which, in turn, are aligned with the Company’s Vision and Mission.

Furthermore, a report was released with follow-up indicators of monthly progress of Preventive Actions, Improvement Proposals and Non-conformities, as ordered by the Division, Management, Sub-management and Departments, in the IT system in effect (Loyal QMS), which allows for their timely and duly management.

An improvement team was created, with representatives from all Departments, to analyze, define and take decisions on the improvement proposals forwarded by the different areas of the Company and other pending actions.

Goal: Analyze Non-conformities, Preventive Actions, Incidents and Improvement Proposals pending in the corporate system in effect (Loyal) and decide on their continuance or not based on the compulsory nature and/or benefit expected for the Company’s performance.

Follow up progress of actions every month.

Analyze issues related to the Comprehensive Management System tools.

Prepare proposals for the Management’s Annual Review.

In addition, effectiveness and age of documents of the Comprehensive Management System were diagnosed, taking the relevant actions:

MSGI Comprehensive Management System Manual (Rev. 5)

Electric Energy Distribution and Marketing Processes PQ-01 (Rev. 2)

Product Purchases, Preservation and Verification PQ-02 (Rev. 1)

Design and Development PQ-03 (Rev. 1)

Non-compliant Product Control PQ-04 (Rev. 1)

Clients’ Satisfaction and Expectations Measurement PQ-05 (Rev.2)

Documents Control PGSGI-05 (Rev. 3)

Records Control PGSGI-08 (Rev. 2)

The three-year program of internal audits of SGI- 2011/2013 was adjusted, with a total of 14 audits planned for 2013 period.

ENVIRONMENTAL MANAGEMENT

Edenor S.A. is certified by ISO 14001 standard since 1999.

Environmental impact

In 2013, Edenor S.A. obtained the Public Need and Interest certificates (certificados de Necesidad y Conveniencia Pública) issued by ENRE for Repowering of Urquiza Substation and liaison electroduct, as well as the Environmental Fitness Certificates issued by the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) of the Province of Buenos Aires, for the following works: Construction of San Alberto (Ituzaingó)  Substation and Construction of Olivos (Vicente Lopez) Substation. Furthermore, in the case of the Construction of Tecnópolis (Vicente Lopez) Substation and Repowering of Urquiza Substation and liaison electroduct, the Company received the certificate issued by Agencia de Protección Ambiental (Environmental Protection Entity) of the City of Buenos Aires.

In addition, seeking to improve its customers’ quality of life at all times, the Company obtained the Special Fitness Certificates for each of its warehouses, ensuring proper management of handling and final disposal of hazardous waste. Said certificates were granted by the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) of the Province of Buenos Aires.

Monitoring Program

For 2013, the Company was committed towards a monitoring program of those transformer centers with a power exceeding 1,000 installed kVA. 29 chambers were inspected, analyzing not only the regulatory compliance under Energy Secretariat Resolution 77/98 but also considering the intended use of premises adjacent to the centers so as to identify any possible current or future influence of emissions of electromagnetic fields from electrical equipment.

Furthermore, 17 substations and 20 high voltage lines/wires were inspected, with results deemed very good, largely meeting the limits fixed by regulations for this type of installations.

Electromagnetic Fields in Conversion Centers

Control of interactions of electromagnetic fields is particularly important for the Company. In this regard, a work team was created with staff from Environment, Distribution Engineering and Preventive Maintenance Departments of the Operation Areas.

This team analyses all the steps necessary to mitigate and/or remedy any deviations, i.e. control, monitoring and verification (Environment); analysis and design of adjustment in facilities (Distribution Engineering) and execution of remedial actions (Preventive Maintenance –Operation Areas) thus closing the circuit to effectively solve the problem.

During 2013, 16 conversion centers were adjusted with different tailored solutions, considering the building and economic possibilities.

Easement on Conversion Centers

Upon applying for an administrative easement of the new conversion centers before ENRE, this agency added to the requirements for granting said easement, measurement of electromagnetic fields of the electric facilities involved. To meet such requirement, during 2013, the environmental parameter study was prepared for 76 cameras, both ground and underground cameras.

SAFETY, ENVIRONMENT AND QUALITY

Safety, environment and quality services cross cut the whole Company and delivered every year in line with the strategy devised by the Sustainable Development and Public Thoroughfare Safety Management.

During 2013, a total of 5,071 hours was recorded. The most important courses, based on the number of participants and hours involved, were “Safety at Work–Electric Risk”, with 357 attendees and “Operation Methods for High-Rise Works” with 356 attendees.

Other important courses were delivered, including operation and safe handling of hydro forklift, safe use of forklifts, rescues in high-rise works and evacuation plan.

Four courses were developed in 35 repetitions to train a total of 372 participants, amounting to 2,242 training hours.

ENERGY EFFICIENCY

Participation in Congresses and Working Groups

-          AEA

Edenor S.A. is party to the Presidency and Secretary of the Studies Committee 08 of Asociación Electrotécnica Argentina. In August 2013, the first of the three documents proposed, AEA-92559 “INTELLIGENT ELECTRIC NETWORKS Part 1 Guide of Concepts, Benefits and Challenges for their Implementation” guide was edited.

-          AEA 100 years

To celebrate AEA 100 years, in October 2013, a lecture on AEA-92559 document and, in particular, deployment examples related to intelligent networks, was requested. Personnel of the Energy Secretariat, Edenor S.A., and other distribution companies and equipment manufacturers were present at the event.

-          BIEL 2013

In November 2013, Edenor S.A. participated in the 13º Congreso Técnico Internacional para la Industria Eléctrica, Electrónica y Luminotécnica (13th International Technical Congress for the Electric, Electronic and Lighting Industry), as part of the Biennale Internacional de la Industria Eléctrica, Electrónica y Lighting 2014 (2014 International Biennial Event for the Electric, Electronic and Lighting Industry). Electric Safety, Facilities Design and national implementations related to Intelligent Electric Networks were some of the topics discussed.

-          FONARSEC

The Company is still part of the IRESUD consortium, under the FONARSEC project, for the purposes of creating technical and regulatory rules for injecting photovoltaic energy to the to the distribution network. FONARSEC projects are coordinated by the Ministry of Sciences and Technology and Productive Innovation and y partially subsidized by the Banco Interamericano de Desarrollo.

-          Armstrong Smart City

In 2010, the Ministry of National Planning, Public Investment and Services executed with the U.S. Department of Energy a Memorandum of Understanding on clean energies cooperation. In that respect, the Argentina – United States Bi-nation Working Group was created, to share information on intelligent electric networks. In 2013, the City of Armstrong, Province of Santa Fe, was selected to become the first “intelligent electric city” in the country. Edenor S.A. participates in the Project by sharing experiences and offering advice through ADEERA.

EDUCATIONAL PROGRAMS

It is a collection of activities intended for the youngest population as part of a long-term commitment policy with the community, as programs are being carried out for over 15 years.

For the purposes of infusing from the very beginning of life the importance of the rational use of energy, environment protection and safety at home and in the public though fare, among other concepts, during 2013, the Company coordinately continued with several educational activities addressed to elementary school students in its concession area.

Specific goals are:

-         Strengthen the link with the community.

-         Promote a responsible and engaged attitude towards energy consumption.

-         Value energy as an essential resource for human development.

-         Arousing curiosity in kids in relation to the surrounding world.

Conexión al futuro

During 2013, the program “Conexión al futuro” (“Connection with the Future”), as year after year, continued with school-day visits to elementary school within the area of concession, and with an educational and participatory workshop the main central theme of which was electrical energy. This program teaches children about electricity and its history, where it comes from and how it reaches their homes, necessary caring when handling it and its efficient use. All students participate in this program and in the end of the workshop, a booklet is delivered to the participants with detailed information on every issue.

In addition, every visited school receives a DVD with a 3D movie on the origin, safety and efficient use of energy, with a quality comparable to those movies played in the most important theme parks in the world.

During 2013, 137 schools in the City of Buenos Aires and in the districts of La Matanza, Malvinas Argentinas, Pilar and Vicente López, participated in this program, and 61,984 kids enjoyed it.

Since 1998, in the very first beginning of this activity, 2,500 schools were visited and over 1,230,000 children attended the workshop.

Cien libros para nuestra escuela

By means of this motion, “Cien libros para nuestra escuela”, Edenor calls for State-run elementary schools within the area of concession to participate in a contest on several energy-related issues. The Company coordinates the program with municipalities and in 2013, it worked with schools in the districts of Malvinas Argentinas, San Miguel, Pilar and Vicente López, and more than 15,000 students participated.

This program encourages kids to submit their works as mockups or posters and the winning school will be awarded a library with more than one hundred books. In addition, in 2013, used computers in good operating order were awarded, out of the technological upgrading made in the Company.

This activity dates back to 1995 and since then, more than 90,000 books and around 330 computers were granted under technological replacement.

ACTIONS WITH THE COMMUNITY

Outreach Campaigns

During 2013, Edenor continued posting outreach campaigns on the Company’s institutional website to spread actions by different NGO related to issues of general interest for the community.

In 2013, the following entities were added for the purposes of warning, educating and supporting society in connection with the different problems affecting it:

•         APAdeA (Asociación Argentina de Padres de Autistas) (Argentine Association of Autistic Persons’ Parents) inviting the community to join Residence projects. The goal sought is improving life quality of autistic patients and their relatives, by uniting, supporting, guiding and advising them on their life projects.

•         A.L.C.E.M. (Asociación de Lucha Contra la Esclerosis Múltiple) (Association for the Fight Against Multiple Sclerosis): whose campaign is focused on making structures, care, re-education and medical assistance easier for patients with multiple sclerosis and other neurological pathologies and their families.

•         Fundación Avon and OSIM with the campaign “Alza la voz” (“Raise your Voice”) furthering the campaign began in 2012 fostering prevention of genre-based violence.

En Contacto

Rate 1 and rate 2 clients receive the newsletter “En Contacto” attached to the energy bill and other flyers with matters of interest.

This channel of communication allows for an ongoing relationship with clients and for informing on different issues that may be necessary to disclose.

In addition to flyers, Commercial Offices have posters with the issues covered by the newsletter, for clients doing diligences or payment thereat to be informed.

Data:

•         2,700,000 clients receive it every two months.

•         Posters in 27 Commercial Offices.

•         Online support in Internet.

Goals:

•         Establish constant communication.

•         Awake a positive attitude towards the Company/brand.

•         Promote environmental awareness, energy safe and efficient use.

•         Make the relationship of clients with the Company easier.

Issues covered were:

•         Investments.

•         Contact channels.

•         SMS for inquiries and claims for blackouts.

•         Online arrangements.

Also during 2013, residential R1 clients received an information leaflet of the “Stabilization Factor”.  This information was intended to explain clients, with examples and in a simple manner, this new item included in their bills.

Other campaigns

For the purposes of informing clients about the Automatic Hotline, a communication campaign was designed, mainly consisting of:

-         A leaflet attached to the bill.

-         Posters in Commercial Offices.

-         Banner on www.edenor.com

-         Standing banner for Commercial Offices.

This campaign included online ads and new leaflets for clients, to be prepared in 2014.

Video cable Advertising

During 2013, Telecentro (Channel 26) and Televisora Privada del Oeste (TPO) broadcasted, in different signals, an Edenor S.A.’s add, called “Evolution”, so as to raise social awareness on the use of low energy consumption bulbs.

TRAINING TO COMMUNITY – CIVIL DEFENSE

During 2013, training activities addressed to institutions and NGO of the community continued. Courses were delivered to civil defense groups and cooperatives of the different municipalities.

The purpose was to provide information on the electric network, so as to improve their involvement in electric emergency situations, mostly in poor neighborhoods.

Lectures were delivered by the Company’s facilitator team and at different places offered by the entities involved. A total of 72 persons attended the lectures in the municipalities of Morón, Vicente López and San Isidro.

During the training, main focus was on safety with shows using elements/facilities that may easily be found in the public thoroughfare and how to act in case of emergencies.

Groups showed their interest in the matters shared, by actively participating in the activities.

SCHEDULE I: CORPORATE GOVERNANCE REPORT. CNV GENERAL RESOLUTION 516/2007

CORPORATE GOVERNANCE REPORT

CNV General Resolution 606/2012

Introduction

Edenor, through its Board of Directors, has prepared this Corporate Governance report in compliance with General Resolution No. 606/2012 (which amends General Resolution No. 516/2007) passed by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, “CNV”).

As a result of the passage and enactment of the Stock Market Act No. 26.831 (Ley de Mercado de Capitales, “LMC”), effective as from January 25, 2012, it shall be taken into account that the Public Offer Transparency Regime, Decree No. 677/01 (Régimen de Transparencia de la Oferta Pública, “RTOP”), was expressly repealed by said Act and that any reference herein to RTOP conforms to the new provisions set forth in the LMC.

Compliance		Non-compliance (1)	Inform (2) or Explain (3)
Total(1)	Partial(1)
PRINCIPLE I. TO ENSURE THE TRANSPARENCY OF THE RELATION BETWEEN THE ISSUER, THE ECONOMIC GROUP IT LEADS AND/OR IN WHICH IT PARTICIPATES, AND THE RELATED PARTIES THEREOF

Recommendation I.1: To ensure the Governing Board’s disclosure of policies applicable to the relation between the Issuer, the economic group it leads and/or in which it participates, and the related parties thereof.

X

The Company complies with the annual disclosure of its subsidiary and related companies through the Financial Information Superhighway, specifying the degree of control and the percentage of shares therein. In addition, as regards operations involving a relevant amount and that the Company intends to conduct with all those individuals and/or legal persons that, in line with the provisions of section 72 of the LMC (before section 73 of the RTOP), are considered “related parties”, they are reported to the Audit Committee, which renders an opinion thereon prior to the Board of Director’s consideration of the particular issue, and consequently, those internal rules and procedures are intended to reasonably ensure that the operations with “related parties” are conducted under market conditions, and, to that end, they shall be subject to this specific procedure of prior opinion and control carried out under the Company’s Legal Affairs Management’s coordination and which involves both Edenor’s Board of Directors and Audit Committee. The Company discloses the agreements entered into with related parties in the quarter and annual Financial Statements in line with the legal rules in force, and in compliance with the provisions of section 5.a) of the Transparency Decree and section 73.b) of Act No. 17.811 (as amended by the Transparency Decree), all operations involving a relevant amount conducted by the Company with its related parties are immediately reported as “relevant event” both to the CNV and to the markets where the Company’s securities are listed.

Recommendation I.2: To ensure the existence of preventive mechanisms in case of conflicts of interests.	X

The Company has established internal policies which reinforce the guidelines of the Company’s ethical behavior. In this way, both the “Code of Conduct” and “Edenor’s Value System” are reflected in the procedures to be followed in case of Conflicts of Interests. The scope of these policies extends to all Edenor’s personnel.

These rules involve the relations with clients, suppliers and the Company’s personnel, as well as the custody and protection of the property thereof, providing a general framework for the personnel’s behavior as regards internal information, accounting records and reports.

Recommendation I.3: To prevent the improper use of confidential information.	X

Edenor has a Code of Conduct by which all of its employees must abide, with the purposes of ensuring, among others, the custody and protection of the Company’s property, including tangible property as well as information and intellectual property, which shall only be used to carry out the Company’s activities in the ordinary course of business and for the authorized purposes. The Company’s information shall neither be used nor disclosed without the corresponding authorization, and comprises strategic procedures, commercial databases, financial plans, projects, designs and technical processes related to its activities, and personnel’s information (for example, remuneration data). Failure to comply with these obligations shall be considered a serious fault, notwithstanding the application of other relevant legal rules.

The Issuer has also established a Policy on the Operations Conducted with Edenor’s Securities directed to its employees, the employees of its related companies, and its contractors. This internal policy provides information about the compliance with the Argentine and US laws and regulations by which the Company must abide, which prohibit the improper use of confidential information and regulate the operations conducted with the Company’s securities in a controlled scenario, thus increasing the public’s confidence level in the operations carried out with Edenor’s securities.

PRINCIPLE II. TO LAY THE FOUNDATIONS FOR THE ISSUER’S SOUND MANAGEMENT AND MONITORING
Recommendation II. 1: To ensure that the Governing Board takes responsibility for the Issuer’s management and monitoring, and the strategic plans thereof.
II.1.1 The Governing Board approves:
II.1.1.1 The strategic or business plans, as well as the management goals and annual budgets.	X

Edenor’s Board of Directors actively participates in and is highly involved with the Company’s Management and in preparing and approving policies, general strategies, and the annual budget, tailored to each particular moment of the Company. For the purposes of analyzing and adopting decisions related to those and other issues, the Company’s Board of Directors holds meeting on a monthly basis, and has established Internal Rules specifying the performance thereof.

Although Edenor’s Board of Directors used to approve strategic or business plans on a regular basis, based on the absence of a continuous regulatory normalization since 2001, the Company does not have a strategic or business plan.

II.1.1.2 The Governing Board approves the financing and investment policy (in financial assets and capital assets).	X

The Board of Directors annually approves the investment and financial budgets, providing a detail of the compliance therewith throughout each fiscal year. On a monthly basis, the Board of Directors is submitted a follow-up of the economic-financial budget and the estimations for the close of fiscal year.

II.1.1.3 The Governing Board approves the corporate governance policy (compliance with the Corporate Governance Code).	X

The Company’s Board of Directors approves the Corporate Governance Code together with the annual report corresponding to each fiscal year, and adopts the best corporate practices suggested by the CNV, the Securities and Exchange Commission (SEC) and the self-regulated markets where the Company’s securities are listed.

II.1.1.4 The Governing Board approves the policy on top managers’ recruitment, evaluation, and remuneration.		X

The Company’s Human Resources Management establishes recruitment, evaluation and remuneration guidelines tailored to each position. The appointment of Edenor’s top managers is the outcome of a recruitment process jointly carried out by the General Manager, the Executive Officers and the Human Resources Management. The Company does not have any specific policy regulating the manager’s recruitment process.

In addition, the Company has implemented a process coordinated by the Human Resources Management whereby, on an annual basis, each and every employee (including managers) is evaluated in relation to the performance of their tasks and the compliance with the goals previously set by their hierarchical superiors.

II.1.1.5 The Governing Board approves the policy on top managers’ responsibility assignment.		X

The Company’s Chairman, together with the General Manager and the head of the Human Resources Management, are in charge of assigning responsibilities to top managers. The Company does not have any specific policy regulating the assignment of responsibilities to top managers.

II.1.1.6 The Governing Board approves the monitoring of the top managers’ succession planning process.		X

The Company’s Chairman, together with the General Manager and the head of the Human Resources Management, develop top managers’ succession planning processes. The Company does not have any specific strategy regulating managers’ succession.

II.1.1.7 The Governing Board approves the policy on business corporate responsibility.	X

Edenor has established certain policies in line with its Business Corporate Responsibility (Responsabilidad Social Empresaria, “RSE”) commitment, such as the Code of Conduct (“P32”), the Patronage and Sponsorship Policy (“P56”), the Policy on Quality, Environment, Security, Occupational Health and Public Safety (“P57”), and the Integrated Management System Manual (“MSG 01”), where Edenor’s Strategic Approach is outlined. All these policies are approved by the Company’s Governing Board according to what is set forth in the PGSGI-05 Procedure of Documentation Control. The purpose of the abovementioned policies is to design and implement programs aimed at strengthening the education and promoting the development of the communities where Edenor carries out its business.

II.1.1.8 The Governing Board approves the policies on integrative risk management and internal control, and on fraud prevention.	X

Edenor has established a risk analysis policy which describes the Company’s administrative process of strategic risks, as well as the methods used for the identification and continuous update thereof. In addition, the Company has a Policy related to the internal control system, which defines the components of its control system and the necessary duties for the proper operation thereof, thus establishing the “Internal Control - Integrative framework” document issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Report) as control framework. As regards fraud prevention, the Company has a Policy aim at making the report of alleged irregularities within the Company easier. These three policies are monitored by the General Management and approved by the Audit Committee.

II.1.1.9 The Governing Board approves the policy on constant training of members of the Governing Board and top managers.		X

Edenor has developed an annual training plan for the purposes of supporting the professional and academic development, and enabling the management of programs to ease the interest, development and retention of its human resources. In addition, said training plan is designed to satisfy the needs identified during the annual information-gathering stage. The training plan further contemplates more than two hundred activities and courses oriented towards the improvement of skills in the job position, involving both operative and management tasks. These activities are offered through more than three hundred internal courses and two hundred and fifty courses which are given in-house or in different educational institutions and well-recognized organisms. The approval of the abovementioned annual training plan is among the powers and duties of the Company’s Executive Committee.

II.1.2 If considered appropriate, please add other policies applied by the Governing Board which have not been mentioned before, and detail the more relevant aspects thereof.	X

In addition to the policies, processes and plans mentioned in this Report, Edenor has the Integrated Management System Manual mentioned in II.1.1.7 above, which describes the Integrated Management System in compliance with the standards ISO 9001, ISO 14001, OHSAS 18001 and applicable ENRE resolutions, for the purposes of establishing and outlining the Management System, so that it can be used as permanent reference to continuously improve the efficacy and effectiveness of the Company’s management performance. The scope of the Integrated Management System extends to the organizational structure, duties, key and supporting processes, procedures and resources, as well as to the activities and operations related to Edenor’s Distribution and Marketing service of electric power.

II.1.3

The Issuer has a policy aimed at ensuring the availability of relevant information for the decision-making process conducted by the Governing Board and a process of direct communication with managers, in a way that guarantees equal treatment of all of its members (executive, external and independent members), timely in advance to enable the proper analysis of the content thereof. Please specify.

X

The Company has established Internal Rules regulating the Board of Directors’ performance. Meetings are held within the statutory terms, and all directors and auditors receive an email and hard copy informing them of the Calling, together with the Agenda of each meeting and the available information and documentation related to each of the issues to be dealt with, timely in advance to enable the proper analysis thereof. Directors can be consulted directly, and the Company is in charge of preparing the reports requested in the inquiries raised. Furthermore, through the Company’s Legal Affairs Management, any Director and/or Auditor may put forward to the Management any types of questions or inquiries deemed convenient regarding any of the matters to be submitted to the their consideration.

II.1.4

The issues submitted to the Governing Board’s consideration are supported by an analysis of the risks associated to the decisions that may be subsequently adopted, taking into account the business risk level defined as acceptable by the Issuer. Please specify.

X

The Company submits, together with the Agenda to be dealt with in each Board of Directors’ meeting, not only the supporting material of every aspect to be discussed in the meeting, but also all the internally-prepared prior analyses (of risks and other matters) related to the issue in question.

Recommendation II.2: To ensure an effective control of the company’s management.

II.2.1 Compliance with the annual budget and business plan.	X

The management submits to the Board of Directors periodic reports on the compliance with, deviations from and/or adjustments to the annual budget and the Company’s business plan, analyzing the progress thereof and proposing adjustments to be made based on the changes that have actually taken place.

II.2.2 Performance of top managers and compliance with the goals set for them (level of anticipated profits vs. earned profits, credit rating, accounting report quality, market share, etc.).	X

At the Board of Directors’ meetings, the Financial Manager submits a summary of the monthly Management Report, which comprises the monthly income statement compared with the accumulated income statement corresponding to the current and prior fiscal years, and the cash flow statement. This information is supplemented with management data and indicators related to the development of energy net sales, gross margin, EBITDA and a detail of the main exploitation and investment expenses. In addition, a summary of the monthly relevant facts and of subsequent facts is submitted.

As already explained in II.1.1.4 above, the Company has implemented a process coordinated by the Human Resources Management whereby, on an annual basis, each and every employee (including managers) is evaluated in relation to the performance of their tasks and the compliance with the goals previously set by their hierarchical superiors.

Recommendation II.3: To disclose the evaluation process of the Governing Board’s performance and the impact thereof.

II.3.1

Each member of the Governing Board complies with the By-laws and, if appropriate, with the Governing Board’s Rules. Please specify the main guidelines of the Rules. Please state the degree of compliance with the By-laws and Rules.

X

Each member of the Board of Directors fully complies with the Company’s By-laws. The Board of Directors’ Internal Rules describe the workplace orientation procedures for each new member, as well as the duties of the position as individual director and of the Board of Directors as a collective body, specifying how often meetings are held, how they are called, and which are the attendance procedures. The supply of information to directors and the Board of Directors’ legal framework are also described.

II.3.2

The Governing Board discloses the results of its management taking into account the goals set at the beginning of the fiscal year, so that shareholders can evaluate the degree of compliance with those goals, which involve both financial and non-financial aspects. In addition, the Governing Board submits an analysis of the degree of compliance with the policies mentioned in Recommendation II, items II.1.1. and II.1.2.

X

The Company’s management submits to the Board of Directors a monthly management report, wherein it details, among other aspects, management data and indicators, main exploitation expenses and investments. A copy of said report is kept at the Board of Directors’ clerk’s office. On an annual basis, the Board of Directors, when calling the Shareholders’ Meeting, makes available to shareholders the annual financial statements and the annual report of the fiscal year to be approved, together with its voting recommendations.

Each year, the Shareholders’ Meeting evaluates the Board of Directors’ performance, and the approval of the management of the directors who participated in the ended fiscal year is submitted to its consideration. The last Edenor’s Shareholders’ Meeting where the directors’ management was approved was held on April 25, 2013.

Taking into consideration that the Company’s Management is responsible for ensuring compliance with the policies detailed in items II.1.1 and II.1.2, the Board of Directors does not perform an evaluation of the degree of compliance with these policies. The appropriateness of its performance will be analyzed in the future.

Recommendation II.4: The number of external and independent members must represent a significant percentage of the Governing Board.

II.4.1

The number of executive, external and independent members (the latter defined according to the rules of this Commission) of the Governing Board is in line with the Issuer’s capital structure. Please specify.

X

The Board of Directors is composed of twelve regular directors and twelve alternate directors appointed by the Company’s Shareholders’ Meeting. The by-laws provide that, according to the laws in force, as long as Edenor makes public offers of its shares, it is required to have an Audit Committee composed of, at least, a majority of independent members, to be appointed by each class of shareholders. The same criterion is reflected in section I of the Internal Rules of the Audit Committee; however, such body is presently comprised of all independent members.

At present, the Board of Directors has ten external regular directors, seven of which also hold the status of independent according to the criteria set forth by the CNV Rules.

Taking into account the structure of independent and external members mentioned in the item above, and based on the tasks performed by the Board of Directors and on the Company’s flow of business, the Board of Directors considers that it has the appropriate number of directors to duly perform its duties in line with the Company’s complex structure and the remarkable extent of the businesses carried out by it.

II.4.2

During the current year, shareholders agreed, through a Shareholders’ Meeting, on a policy aimed at maintaining at least 20% of independent members over the total number of members of the Governing Board.

Please describe the relevant aspects of said policy and of any shareholders’ agreements which allow understanding the process whereby the members of the Governing Board are appointed and the term of their office. Please indicate if the independent status of the members of the Governing Board was challenged throughout the year and if withholdings have taken place due to conflicts of interests.

X Not applicable

As indicated in paragraph II.4.1 above, currently the number of independent directors well exceeds 20% of the total number of its regular members. Edenor abides itself by the Sarbanes-Oxley Act that requires that the Audit Committee must be fully comprised of independent directors. This means that the Company has to comply with a minimum standard regarding this issue.

Compliance: Not applicable

The term of the Directors’ office as well as the process and requirement of independent status arise from Edenor’s By-laws. In addition, it shall be noted that the independent status of the members of the Board of Director was not challenged during 2012 fiscal year and that no withholdings have taken place due to conflicts of interests.

Recommendation II.5: The Company commits itself to maintaining rules and procedures inherent to the process of recruitment and proposal of members of the Governing Board and top managers.
II.5.1 The Issuer has an Appointment Committee.	X

The approval of the Company’s organizational chart regarding directors of operations and the corresponding amendments thereto falls within the Executive Committee’s powers and duties. The rest of the appointments correspond to the Company’s management, jointly carried out with the Human Resources Management.

II.5.1.1	X Not applicable
II.5.1.2	X Not applicable
II.5.1.3	X Not applicable
II.5.1.4	X Not applicable
II.5.1.5	X Not applicable
II.5.2 In case there is an Appointment Committee, it	X Not applicable for what is set forth in II.5.1
II.5.2.1.	X Not applicable
II.5.2.2	X Not applicable
II.5.2.3	X Not applicable
II.5.2.4	X Not applicable
II.5.2.5	X Not applicable
II.5.2.6	X Not applicable
II.5.2.7	X Not applicable
II.5.3 If considered relevant, please add policies implemented by the Issuer’s Appointment Committee which have not been mentioned in the paragraph above.	X Not applicable for what is set forth in II.5.1.

Recommendation II.6: To evaluate if it is convenient that members of the Governing Board and/or auditors and/or members of the Supervisory Council perform duties in other Issuers			X

It is not necessary to limit the Company’s Directors’ and Auditors’ participation in other companies where they may hold the same positions, since the existing legal limitations on this matter, along with the directors’ and auditors’ liability regime, are enough and ensure proper performance of the Company’s directors’ and auditors’ duties.

Recommendation II.7: To ensure training and development of members of the Governing Board and top managers of the Issuer

II.7.1

The Issuer has developed continuous Training Programs related to the Issuer’s existing needs, for members of the Governing Board and top managers, which include issues related to their functions and duties, business risk integrative management, specific knowledge of the business and its rules and regulations, corporate governance dynamics, and business corporate responsibility. In the case of members of the Audit Committee, the training programs refer to international accounting standards, auditing rules, internal control rules, and specific regulations of the capital market.

X

All the members of the Company’s Board of Directors are well-recognized businessmen and/or professionals who render services with the highest standards of professional quality. Notwithstanding that, the Company’s Human Resources Department develops training plans throughout the year based on the different particular needs.

As regards the specific training for members of the Audit Committee, it is contemplated in the Internal Rules and in the Annual Action Plan. In compliance with said plan, the Audit Committee approves the specific Training Plan for a one-year term. During 2013, said Training was delivered.

II.7.2

The Issuer encourages members of the Governing Board and top managers , through other means not mentioned in II.7.1, to engage in constant training activities, so as to enhance their professional level and add value to the Issuer. Please indicate how this is done.

X

The Company considers that the director’s training processes are complied with. Notwithstanding that, technical training courses are available, on a case-by-case basis, to those who consider them necessary or convenient in a particular moment for the purposes of improving the performance of their duties in the Company’s Governing Board.

PRINCIPLE III. TO SUPPORT AN EFFECTIVE IDENTIFICATION, MEASUREMENT, MANAGEMENT AND DISCLOSURE POLICY ON BUSINESS RISK
Recommendation III: The Governing Board must have a policy on business risk integrative management and monitor the proper implementation thereof.

III.1

The Issuer has policies on business risk integrative management (compliance with the strategic, operative, financial, accounting, legal and regulatory goals, among others). Please describe the most relevant aspects thereof.

X

The Company has established an internal policy of “Risk Analysis” which describes Edenor’s management process of strategic risks and explains the methods implemented for identifying and continuously updating the strategic risks that may affect the Company.

In compliance with their duties, according to the provisions set forth by the laws in force and the Internal Rules, and in line with the annual action plan, the Audit Committee monitors the application of information policies in relation to the Company’s risk management, providing information thereof in the annual report.

III.2

The Governing Board or the General Management comprise a Risk Management Committee. Please inform if there are manuals of procedure and detail the main risk factors which are specific to the Issuer or the activity it carries out and the mitigating actions implemented. If the Company does not have said Committee, please describe the monitoring role carried out by the Auditing Committee as regards risk management.

In addition, please specify the interaction degree between the Governing Board or its Committees with the Issuer’s General Management as regards business risk integrative management.

X

The Company’s Board of Directors does not have a Risk Management Committee. These duties are performed by the Directors of Operations jointly with the Internal Audit Management and the monitoring of the Audit Committee. To that end, the Company has patterns and a mapping of significant business risks, which were prepared following the method established by the best practices as regards risk administration and management. In that context, the Company’s Audit Committee is informed by the Internal Audit Management of the conclusions resulting from the application of this management model and the actions to be implemented in relation to the risks identified, monitoring the application of the information policies regarding the Company’s risk management, as mentioned in the Recommendation III.1.

III.3

The Issuer’s General Management carries out an independent function which consists in implementing the policies on risk integrative management (duty corresponding to the Risk Management Officer or equivalent). Please specify.

X

The Company’s Internal Audit Management provides support to the directors to help them keep the strategic risk pattern updated, collaborating with the risk identification and evaluation, and the collection of the analyses of each of the risks identified in the Company, so that they can be submitted to the consideration of the Chairman and CEO, the Audit Committee and the Board of Directors, and receive feedback and/or approval.

III.4

The policies on risk integrative management are constantly updated in line with the recommendations and methods acknowledged in this field. Please specify which ones (Enterprise Risk Management, according to the conceptual framework of COSO – Committee of sponsoring organizations of the Treadway Commission –, ISO 31000, standard IRAM 17551, article 404 of the Sarbanes-Oxley Act, among others).

X

In compliance with the laws in force, the management has selected, as framework, the criteria established in the “Enterprise Risk Management – Integrative Framework” document issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Report).

III.5

The Governing Board informs the results of the risk management monitoring jointly carried out with the General Management, in the financial statements and in the annual report. Please specify the main aspects of the information disclosed.

X

The Company discloses, in its accounting statements, the risks according to what is provided for in the Financial Information International Standards. In the notes to the financial statements, the Company includes the “Financial Risk Management”, wherein the Company-related risks are detailed, stating in each case Edenor’s position. In addition, a detailed analysis thereof is included in the annual report filed with the SEC through form 20F.

PRINCIPLE IV. TO PROTECT THE INTEGRITY OF THE FINANCIAL INFORMATION BY MEANS OF INDEPENDENT AUDITS
Recommendation IV: To ensure the independency and transparency of the duties entrusted to the Audit Committee and the Exernal Auditor.

IV.1

The Governing Board, when appointing the members of the Audit Committee taking into account that most of them must hold the status of independent, evaluates if it is convenient that it be chaired by an independent member.

X

In compliance with the provisions of section 16, Section V, Chapter III “Governing and External Audit Oversight Boards” of the CNV Rules, as regards each appointment of directors, whenever candidates are put forward to be considered by the Shareholders’ Meeting, the latter is informed, before this issue is voted on, of the status of independent or non-independent of each candidate. After the meeting is held, in compliance with the provisions of the CNV Rules, within the 10-day term following the appointment of directors, the CNV and the markets where the Company’s securities are listed are informed of the personal data of each director and whether he holds the status of independent or non-independent (the non-independent status is evidenced by an affidavit signed by each director).

In addition, Edenor has an Audit Committee fully comprised of independent directors in compliance with U.S. rules, including the Sarbanes-Oxley Act and related provisions required by the Securities Exchange Commission (SEC) to foreign issuers which securities are listed in the NYSE.

IV.2

There is an internal audit function reporting to the Audit Committee or the head of the administration body, in charge of assessing the internal control system.

Indicate whether the Audit Committee or the administration body make an annual assessment of the internal audit area performance and the independence level of their professional work, understanding that the professionals in charge of that function are independent from the remaining operating areas and also meet the independence requirements regarding controlling shareholders or related entities having significant influence over the Issuer.

Also specify whether the internal audit function is performed pursuant to international standards applicable to the internal audit professional practice, as issued by the Institute of Internal Auditors (IIA).

X

At Edenor, there is an internal audit function reporting functionally to the Audit Committee and administratively to the General Manager. According to the “General Standard on Internal Audit”, the purpose of the internal audit management is to provide an independent and objective assurance service and to perform consulting tasks designed to add value and improve Edenor's transactions. For that purpose, it cooperates in the compliance with organizational goals by contributing a systematic and disciplined approach to assess and improve the efficacy of risk management, control and governance processes.

At the beginning of each fiscal year, Internal Audit must submit the audit annual plan proposal to the General Director and then submit it to the Audit Committee to be evaluated and approved. Every quarter, Internal Audit follows-up the compliance with the annual plan and submits a progress report to the Audit Committee and the General Director. Such report contains a summary of work done and the main findings.

Every year, the Audit Committee evaluates Internal Audit’s level of independence and performance regarding the issues within its competence, disclosing its evaluation in the annual report.

As the Company is a member of the Institute of Internal Auditors, it uses the standards that it deems reasonable and/or applicable without adhering expressly.

IV.3

The members of the Audit Committee make an annual evaluation of the suitability, independence and performance of the external auditors appointed by the Shareholders’ Meeting. Describe the significant aspects of the procedures used to perform the evaluation.

X

In its annual report —which is issued upon presenting and publishing the Company’s annual financial statements—, the Company’s Audit Committee evaluates external auditors’ performance and issues a well-grounded opinion in that regard, pursuant to section 18, Section V, Chapter III, CNV Standards and the Audit Committee’s Internal Regulations.

IV.4

The Issuer has a policy regarding the rotation of Statutory Audit Committee members and/or the External Auditor; as to the latter, the policy states whether the rotation includes the external audit firm or only individuals.

X

The Company has no specific policy regarding the rotation of Statutory Audit Committee members and/or the External Auditor. However, as to the External Auditor’s rotation, the Company is subject to the provisions under section 28.C.2), Section V, Chapter III, CNV Rules, whereby the term during which a partner of an audit firm or association may conduct audit tasks at the Company shall not exceed three (3) consecutive years.

PRINCIPLE V. TO OBSERVE SHAREHOLDERS’ RIGHTS
Recommendation V.1: To ensure shareholders’ access to Issuer’s information

V.1.1

The Administration Body arranges periodic informative meetings with shareholders upon the presentation of interim financial statements.

Indicate number and frequency of meetings held during the year.

X

Every quarter and after the approval of financial statements by the Board of Directors, the Company arranges a telephone conference with all shareholders wishing to participate, in which complete information is provided as to the progress of corporate business for the fiscal year under analysis, and all questions or concerns from shareholders are answered. In addition, the Company has implemented inquiry assistance mechanisms through telephone calls or e-mails.

V.1.2

The Issuer has information mechanisms for investors and a specialized area for inquiry assistance. It also has a website to which shareholders and other investors may access, thus establishing an access channel to be in contact with one another. Provide details.

X

The Company has procedures and a specific sector to assist the Company’s shareholders regarding inquiries and concerns, which should not imply the disclosure of confidential information or information not previously disclosed to shareholders on an equitable basis.

The Company also has a website with a special section, “Relaciones con el inversor” (Contact with investors), in which investors may have access to important public information on Edenor.

Recommendation V.2: Promote the active participation of all shareholders

V.2.1

The Administration Body adopts measures to promote the participation of all shareholders in General Shareholders’ Meetings. Specify, making a distinction between the measures required by law and those offered voluntarily by the Issuer to its shareholders.

X

The Board of Directors complies with all the measures required by law to call meetings and promote participation in order to ensure full exercise of their rights. Fulfilment of these formalities as regards meetings calls is effective and does not undermine shareholders’ equal treatment principle.

V.2.2

The General Shareholders’ Meeting is subject to Regulations in order to operate, which ensures information availability for shareholders sufficiently in advance to make decisions. Describe the main guidelines of Regulations.

X

Shareholders’ information system prior to holding any meeting is already guaranteed because all applicable legal requirements are met in order to make all significant information available to shareholders sufficiently in advance and/or the information specifically required by any shareholder, so as to allow their proper analysis.

V.2.3

The mechanisms implemented by the Issuer are applicable to allow minority shareholders to propose issues to be debated at the General Shareholders’ Meeting pursuant to current regulations. Specify the results.

X

There is no statutory or factual impediment for minority shareholders to propose issues to be analyzed at meetings. The Company’s shareholders are called to participate in meetings through the methods established in Company’s By-laws, Argentine Business Associations Law and the Stock Market Act. This means that shareholders are called through the publication of legal notices in the manner and subject to the terms established by current regulations.

In addition, Edenor’s by-laws state that all shareholders representing at least 5% of capital stock may require holding regular and/or extraordinary meetings, indicating in its request the issues to be treated. The Board of Directors or the Statutory Auditor shall call the meeting to be held within forty (40) days from request receipt. Should the Board of Directors or the Statutory Auditor fail to do so, meetings may be called by the enforcement authority or by court.

To date, no group of shareholders has expressly requested to call a meeting or proposed any issues to be treated at any meeting.

V.2.4 The Issuer has policies to promote the participation of more important shareholders, such as institutional investors. Specify.		X

The Company considers that it is not necessary to have any special policies to promote the participation of more important shareholders as it complies with all statutory requirements aimed at guaranteeing the calling of meetings by any shareholder.

V.2.5

At the Shareholders’ Meetings where Administration Body member appointments are proposed, the following information is made available prior to voting: (i) the opinion of each candidate regarding the potential adoption of a Corporate Governance Code; and (ii) the grounds for such opinion.

		X	The Company does not inform the opinion of each candidate regarding the potential adoption of a Corporate Governance Code prior to voting.
Recommendation V.3: Guarantee the principle of equality between shares and votes.	X

The Company encourages the principle of equality between shares and votes, as set forth in section 5 of by-laws, whereby capital stock is represented by Class A shares, Class B shares and Class C shares, all of which are book-entry shares of common stock, with a face value of one Argentine peso (AR$ 1) and entitled to one (1) vote each.

Recommendation V.4: Establish mechanisms to protect all shareholders in the event of a take-over.	X

The Company is subject to the Public Offering System and operates in the Argentine stock market under CNV control and in the US market under SEC control. According to section 90, Law No. 26,831 (Capital Market Law), the acquisition public offering system and the residual interest system governed by such law, all companies making a public offering of their shares are included, among them, Edenor.

Recommendation V.5: Increase the percentage of outstanding shares over capital stock.	X		About 48.8% of the Company’s shares are listed on the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE). Such percentage has not varied significantly in the last 3 years.
Recommendation V.6: Ensure the existence of a transparent dividend policy.

V.6.1

The Issuer has a dividend distribution policy established by by-laws and approved by the Shareholders’ Meeting, stating the conditions applicable to distribute dividends in cash or shares. Should such policy exist, indicate the criteria, frequency and conditions to be met for dividend payment.

X

Taking into account economic fluctuations in general and electric market variations in particular, we consider that it is advisable not to establish a specific policy for dividend payments. The Company’s Board of Directors makes a conservative evaluation of the possibility of making a dividend distribution proposal to its shareholders in each fiscal year, taking into account provisions and statutory regulations, analyzing each case in particular, paying special attention to the economic circumstances of the fiscal year, the results of operations, future capital requirements, financial conditions and available funds.

Pursuant to the Memorandum of Agreement on Concession Agreement Renegotiation entered into between Edenor and the concession grantor and approved by Presidential Decree No. 1957/06, Edenor shall not pay any dividends without ENRE’s previous authorization during the so-called Contractual Transition Period.

V.6.2

The Issuer has set documented processes in place to prepare a proposal for the use of the Issuer’s retained earnings implying the creation of legal, statutory and voluntary reserves, carry-forward to the new year and/or payment of dividends.

Explain those processes and specify the Shareholders’ Meeting minutes in which the dividend distribution (in cash or in shares) was approved or disapproved, if not established in By-laws.

X

Although the Company has no documented procedures for the Board of Directors to send the retained earnings distribution proposal to the Shareholders’ Meeting, current legal regulations are applied to earnings allocation to the relevant equity items established therein.

At the General Regular and Extraordinary Shareholders’ Meeting held on April 25, 2013, it was decided to keep the loss for the year amounting to AR$ 1,016,469,607 in the "unappropriated retained earnings" account, which thus amounted to AR$ 885,129,607.00.

As a result of the unappropriated retained losses, the Company was subject to the requirements set forth in section 206 (mandatory capital reduction due to losses) as those losses used up reserves and fifty percent of capital stock, thus the General Regular and Extraordinary Shareholders’ Meeting held on April 25, 2013 resolved to approve the capital reduction, describing the process and number of shares to be delivered by the Company as payment of any fractions resulting from the capital reduction.

Subsequently, and as a consequence of Resolution 250/13 passed on May 7, 2013 by the Energy Secretary, which recognized a portion of the cost increase due to the Company as of February 2013 resulting from applying the cost monitoring under the Memorandum of Agreement on Concession Agreement Renegotiation and which allowed for a setoff with all the Company’s debts under PUREE and partially with CAMMESA’s debts, the mandatory capital reduction, as evidenced in the Financial Statements as of December 31, 2012, was reversed. Accordingly, the Extraordinary Shareholders’ Meeting held on December 20, 2013 resolved to approve the reversal of capital stock reduction decision taken by the prior Meeting.

PRINCIPLE VI. TO KEEP A DIRECT AND RESPONSIBLE RELATIONSHIP WITH THE COMMUNITY
Recommendation VI: Disclose to the community the issues related to the Issuer and a direct communication channel with the company.

VI.1

The Issuer has an updated website for public access not only to provide significant company information (by-laws, group of companies, Administration Body structure, financial statements, annual report, etc.) but also to collect inquiries from users in general.

X

The Company has the following website. This website has free and easy access, is continuously updated, allows simple navigation, contains sufficient and complete information on the Company and its business and allows users to send their concerns and inquiries through this website, thus facilitating a continuous communication with the community.

The system used by the Company for its website keeps and protects information and its reliability, has strong security mechanisms and meets data protection standards preventing unauthorized people from accessing, modifying and/or deleting, in general, the information provided.

The information transmitted through electronic media is subject to the highest confidentiality and integrity standards, and information keeping and recording is encouraged.

VI.2

The Issuer issues a Corporate and Environmental Responsibility Report on an annual basis, with the verification of an independent external auditor. If so, indicate the scope or the legal or geographical coverage of such report and where it is available. Specify the standards or initiatives adopted to implement its business corporate responsibility policy (Global Reporting Initiative and/or United Nations Global Compact, ISO 26.000, SA8000, Millennium Development Goals, SGE 21-Foretica, AA 1000, Equator Principles, among others.)

X

Every two years, the Company prepares and publishes its Sustainability Report, the last one published dated January 2009-December 2010 (the report for January 2011 – December 2012 period is in the final stage), to reinforce the continuous improvement process, enhancing strengths and detecting improvement opportunities to achieve responsible management.

In order to guarantee information transparency and objectivity, we continued using the G3 Guidelines of the Global Reporting Initiative, which suggest the steps to be followed to prepare Sustainable Reports through qualitative and quantitative indicators allowing measuring the Company’s performance in an objective manner. To supplement, the sector indicator protocol for the electric power industry is used in order to ensure consistency with indicators and results obtained. Upon selecting issues and parameters to prepare the report, the guidelines and recommendations issued by the Argentine Business Council for Sustainable Development (Consejo Empresario Argentino para el Desarrollo Sostenible, CEADS) are followed, as stated in the local chapter of the World Business Council for Sustainable Development, the purpose of which is to promote the “business-sustainable development” relationship. In addition, the different chapters are related to the issues proposed by Global Compact principles and ISO 26000 Standard, to which Edenor adheres regarding concepts and grounds.

PRINCIPLE VII. TO COMPENSATE IN A FAIR AND RESPONSIBLE MANNER

Recommendation VII: Establish clear compensation policies for Administration Body members and first-line managers, with special emphasis on conventional or statutory limitations based on the existence or lack of earnings.

VII.1 The Issuer has a Compensation Committee:	X	The tasks to be performed by a Compensation Committee are currently performed by the Company’s Human Resources Management. Thus, the functions described under VII.2 are fulfilled.
VII.1.1	Not applicable, as stated in VII.1 above
VII.1.2	Not applicable, as stated in VII.1 above
VII.1.3	Not applicable, as stated in VII.1 above
VII.1.4	Not applicable, as stated in VII.1 above
VII.1.5	Not applicable, as stated in VII.1 above
VII.2 Upon the existence of a Compensation Committee, it:
VII.2.1	Not applicable, as stated in VII.1 above
VII.2.2	Not applicable, as stated in VII.1 above
VII.2.3	Not applicable, as stated in VII.1 above
VII.2.4	Not applicable, as stated in VII.1 above
VII.2.5	Not applicable, as stated in VII.1 above
VII.2.6	Not applicable, as stated in VII.1 above
VII.2.7	Not applicable, as stated in VII.1 above
VII.3 If deemed significant, indicate the policies applied by the Issuer’s Compensation Committee not mentioned in the previous point.	Not applicable
VII.4 Upon the lack of a Compensation Committee, explain how the functions described in VII.2 are performed within the Administration Body.

Section 5 of Edenor’s Audit Committee Regulations sets forth —among other responsibilities— giving an opinion on the fairness of fee proposals and stock option plans offered by the Board of Directors regarding the Company’s directors and administrators. For that purpose, such Committee may perform inquiries —by themselves or through their advisors— from compensation specialists, so as to ensure that executives receive similar compensation to that of other individuals holding similar positions in Argentina, taking into account the contribution made by each executive and the Company’s general financial position and results of operations.

As to the remaining Company employees, as previously stated, the Human Resources Management, with the aid of the General Manager, is in charge of developing and carrying out the relevant process to set compensation.

PRINCIPLE VIII. TO PROMOTE BUSINESS ETHICS
Recommendation VIII: To guarantee ethical behavior at the Issuer

VIII.1

The Issuer has a Business Code of Conduct. Indicate the main guidelines and whether it is available to the public. Such Code is signed by at least Administration Body members and first-line managers. Indicate whether its enforcement is encouraged on providers and clients.

X

The Company has a Code of Conduct comprising the relationships with clients, providers and Company personnel; it also sets forth the guidelines and obligations related to the custody and protection of its assets, providing a general framework for personnel’s behavior regarding internal information, accounting records and reports. The Code is notified to each employee and provider rendering services to the Company, who subscribe it. It is also published by including it in the annual report filed by the Company with the SEC through Form 20-F.

VIII.2

The Issuer has mechanisms to receive reports of any unlawful or unethical behavior, either in person or by electronic means, guaranteeing that the information provided is subject to the highest confidentiality and integrity standards, as well as information recording and keeping. Indicate whether the report receipt and assessment service is rendered by Issuer’s personnel or external and independent professionals to provide more protection to accusers.

X

The Company has a “Policy to enable the report of presumed irregularities within the Company” and a “Procedure for report management”; both documents establish a receipt, management and resolution process, which takes place anonymously and is operated by external and independent professionals. In addition, the abovementioned Code of Conduct makes reference to this issue.

For the purposes of improving and standardizing the provider of our report channels with that of the parent company (Pampa Energía S.A.), as from July 2013, the company Resguarda S.R.L. became responsible for the report anonymous line. Such situation entailed certain changes as the incorporation of a web-managed report base, administration of users’ access by the provider, automatic notices in case of changes or modifications in report progress status, thus streamlining follow-up through a notice history log.

VIII.3

The Issuer has policies, processes and systems to manage the resolution of the reports mentioned in point VIII.2. Describe the most significant aspects thereof and indicate the level of involvement of the Audit Committee in those resolutions, particularly the reports related to internal control for accounting reports and the behavior of Administration Body members and first-line managers.

X

The Company has the policy and procedure described in the previous point. Both documents describe the process to be followed from report receipt to research conclusion and enforcement of any applicable corrective action. At least every quarter, Internal Audit Management reports the cases received and the resolutions adopted to the Audit Committee. The Committee supervises channel operation and the resolution of reports regarding all issues within its competence.

PRINCIPLE IX: TO BROADEN THE CODE SCOPE
Recommendation IX: Promote the incorporation of provisions contributing to good governance practices into by-laws.	X

In addition, the Administration Body approves on an annual basis the Corporate Governance Code Report, which is prepared pursuant to current CNV regulations. However, the Company’s Board of Directors considers that the provisions currently included in the Corporate Governance Code should not be reflected in by-laws in full. Taking into account that both by-laws and the report are available to the public through CNV’s website, the capital market transparency principle is met.

The Board

RICARDO TORRES

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 27, 2014